Filed Pursuant to Rule 424(b)(5)
Registration No. 333-148137
CALCULATION OF REGISTRATION FEE

	Amount	Proposed maximum	Proposed maximum
Title of each class of	to be	offering price	aggregate offering	Amount of
securities to be registered	registered	per unit	price	registration fee
Convertible Subordinated Notes due 2015	$225,000,000(1)	100%(2)	$225,000,000(1)	$6,908(3)
Convertible Subordinated Notes due 2017	$225,000,000(4)	100%(2)	$225,000,000(4)	$6,908(3)
Common Stock, par value $0.20 per share(5)	—(6)(7)	N/A	N/A	N/A(8)
Total	—	—	$450,000,000	$13,816

(1)	Represents aggregate principal amount of the Convertible Subordinated Notes due 2015 (the “2015 Notes”) being registered.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	Calculated in accordance with Rule 457(i) under the Securities Act of 1933, as amended (the “Securities Act”).

(4)	Represents aggregate principal amount of the Convertible Subordinated Notes due 2017 (the “2017 Notes” and, together with the 2015 Notes, the “Notes”) being registered.

(5)	Also relates to rights to purchase shares of the Registrant’s Series A Preferred Stock, no par value (the “Rights”), which are attached to all common stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by certificates for the common stock and will be transferable along with and only with the common stock. The value attributable to the Rights, if any, is reflected in the value of the common stock.

(6)	An indeterminate number of shares may be issuable from time to time upon conversion of the Notes.

(7)	Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares of common stock which may be issued from time to time as a result of stock splits, stock dividends and similar events, and the adjustment provisions of the Notes.

(8)	No additional consideration will be received from the common stock issuable upon conversion of the Notes and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act.

$400,000,000
ADC Telecommunications, Inc.

$200,000,000 3.50% Convertible Subordinated Notes due 2015
$200,000,000 3.50% Convertible Subordinated Notes due 2017

ADC Telecommunications, Inc. is offering $200,000,000 of its 3.50% Convertible Subordinated Notes due 2015 (the “2015 notes”) and $200,000,000 of its 3.50% Convertible Subordinated Notes due 2017 (the “2017 notes” and, together with the 2015 notes, the “notes”). We will pay interest on the notes semiannually, in arrears, on each January 15 and July 15, beginning on July 15, 2008, to the holders of record at the close of business on the preceding January 1 and July 1, respectively. The 2015 notes mature on July 15, 2015, and the 2017 notes mature on July 15, 2017.

Holders may convert their notes into a number of shares of our common stock determined as set forth in this prospectus, which we refer to as the conversion rate, at their option on any day to and including the business day prior to the maturity date. If, at the time of conversion, the applicable stock price of our common stock is less than or equal to $27.00 per share for the 2015 notes and $28.55 per share for the 2017 notes, which is referred to as the base conversion price for each series, the 2015 notes and the 2017 notes will be convertible into 37.0336 shares and 35.0318 shares of common stock, respectively, per $1,000 principal amount of the notes (which is referred to as the base conversion rate for each series), in each case, subject to adjustment upon the occurrence of certain events. If, at the time of conversion, the applicable stock price of our common stock exceeds the base conversion price, the conversion rate will be determined pursuant to a formula resulting in the receipt of up to an additional 27.7752 shares of common stock per $1,000 principal amount of the 2015 notes and up to an additional 29.7770 shares of common stock per $1,000 principal amount of the 2017 notes, in each case, subject to adjustment upon the occurrence of certain events and determined as set forth in this prospectus.

Upon the occurrence of a fundamental change, holders may require us to repurchase some or all of their notes for cash at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any. In addition, if certain events constituting a fundamental change occur, we may be required in certain circumstances to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock.

The notes will be our general unsecured obligations and will rank subordinate in right of payment to all of our existing and future senior indebtedness and equal in right of payment with our existing and future subordinated debt. Our obligations under the notes will not be guaranteed by, and will be effectively subordinated in right of payment to, all existing and future obligations of, our subsidiaries.

The notes are a new issue of securities for which there currently is no market. Our common stock is listed on The NASDAQ Global Select Market under the symbol “ADCT.” The last reported sale price of our common stock on The NASDAQ Global Select Market on December 19, 2007 was $15.43 per share.

The underwriters have the option to purchase, within 30 days from the date of this prospectus, up to an additional $25,000,000 aggregate principal amount of the 2015 notes and an additional $25,000,000 aggregate principal amount of the 2017 notes solely to cover overallotments, if any, on the terms described herein.

Investing in the notes involves risks.  See “Risk Factors” beginning on page 8.

	Per		Per
	2015 Note	Total	2017 Note	Total

Public Offering Price(1)	100.000%	$200,000,000	100.000%	$200,000,000
Underwriting Discount	2.375%	$4,750,000	2.375%	$4,750,000
Proceeds (before expenses) to ADC	97.625%	$195,250,000	97.625%	$195,250,000

(1)	Plus accrued interest, if any from December 26, 2007, if settlement occurs after that date.

Delivery of the notes in book-entry form will be made only through The Depository Trust Company (“DTC”) on or about December 26, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Book-Running Managers

Credit Suisse	Morgan Stanley

JPMorgan	Bear, Stearns & Co. Inc.

The date of this prospectus is December 19, 2007.

In making your investment decision, you should rely only on the information contained in the prospectus, any free writing prospectus prepared by or on behalf of us and those documents incorporated by reference herein. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus and any document incorporated by reference may only be accurate on the date of such document.

In this prospectus, unless expressly stated otherwise or unless the context otherwise requires, “ADC Telecommunications, Inc.,” “ADC,” “we,” “us” and “our” refer to ADC Telecommunications, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of ADC Telecommunications, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors described under the heading “Risk Factors” in this prospectus and in the filings with the SEC that we have incorporated by reference in this prospectus. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties.

i

SUMMARY

This summary contains a general overview of the information contained or incorporated by reference in this prospectus. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements incorporated by reference in this prospectus. You should carefully consider the information contained in or incorporated by reference in this prospectus, including the information set forth under the heading “Risk Factors” beginning on page 8 of this prospectus.

ADC Telecommunications, Inc.

We are a leading global provider of broadband communications network infrastructure products and related services. Our products offer comprehensive solutions enabling the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. These products include fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components for communication networks.

Our products are used primarily in the “last mile/kilometer” of a communications network, which links Internet, data, video and voice traffic from the serving office of the communications service provider to the end-user of the communication services. These products include:

•	Connectivity products, which provide the physical interconnections between network components and network access points and connect wireline, wireless, cable, enterprise and broadcast communication networks over copper (twisted pair), co-axial, fiber-optic and wireless media.

•	Wireless products, which increase the capacity, coverage and service quality of wireless communication networks by improving signal quality.

•	Wireline products, which enable communication service providers to deliver high-capacity voice and data services over copper or optical systems.

We also provide professional services to our customers. These services help our customers plan, deploy and maintain Internet, data, video and voice communication networks. We also assist our customers in integrating broadband communications equipment used in wireline, wireless, cable and enterprise networks. By providing these services, we have additional opportunities to sell our hardware products to these customers.

Our customers consist primarily of long-distance and local communications service providers and private enterprises that operate their own communication networks. In addition, our customers include cable television operators, wireless service providers, new competitive telephone service providers, broadcasters, government agencies, system integrators and communications equipment manufacturers and distributors.

ADC was incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our World Headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344 and our telephone number is (952) 938-8080.

Recent Developments

Recent Acquisition of LGC Wireless, Inc.

On December 3, 2007, we completed the acquisition of LGC Wireless, Inc. (“LGC”). LGC, which is headquartered in San Jose, California, is a provider of in-building wireless solution products. These products increase the quality and capacity of wireless communications networks by permitting voice and data signals to penetrate building structures and by distributing these signals evenly throughout a building. LGC also offers products that permit voice and data signals to reach remote locations.

We acquired all of the outstanding capital stock and warrants of LGC for approximately $135,000,000 in cash. We also made cash payments of approximately $9,000,000 to certain holders of options to acquire LGC common stock in consideration for the cancellation of these options. In addition, we granted options to acquire ADC common stock valued at approximately $4,000,000 to certain other LGC optionholders in exchange for their LGC options. As a result of the acquisition, we will be obligated to pay LGC transaction expenses and employee bonuses and repay certain debt, in an aggregate amount of approximately $20,000,000. In addition, we expect to incur charges for various other acquisition-related expenses in an amount that has not yet been determined.

Pending Acquisition of Shenzhen Century Man Communication Equipment Co., Ltd.

On November 12, 2007, we agreed to acquire Shenzhen Century Man Communication Equipment Co. and certain affiliated entities (“Century Man”) under the terms of a share purchase agreement. Century Man, which is headquartered in Shenzhen, China, is a provider of broadband connectivity equipment in China. Century Man’s products include communication distribution frames and related accessories such as fiber connectors and cabinets.

Under the share purchase agreement, we would acquire all of the outstanding capital stock of Century Man for $55,000,000 in cash. In addition, we may be obligated to pay up to an additional $15,000,000 if Century Man achieves certain financial performance objectives during the 36 months following the closing of the acquisition. After completion of the transaction, we expect to incur charges for acquisition-related expenses in an amount that has not yet been determined.

The consummation of the acquisition of Century Man is subject to customary closing conditions. We expect to complete the transaction in January 2008.

Selected Consolidated Financial Data

The selected consolidated statement of operations data for the fiscal years ended October 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of October 31, 2007 and 2006 have been derived from the audited consolidated financial statements of ADC that are incorporated by reference herein, and are qualified by reference to such financial statements. The selected consolidated balance sheet data as of October 31, 2005 have been derived from the audited consolidated financial statements of ADC not incorporated by reference herein. Historical results are not necessarily indicative of future results. The following data includes the accounts of ADC and its consolidated subsidiaries and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus.

	For the Fiscal Years Ended October 31,
	2007	2006	2005
	(In millions, except per share information)

Consolidated Statement of Operations Data:
Net Sales	$1,322.2	$1,281.7	$1,128.9
Cost of Sales	879.7	869.0	703.7

Gross Profit	442.5	412.7	425.2

Operating Expenses:
Research and development	69.6	70.9	70.3
Selling and administration	291.1	273.7	259.6
Restructuring and impairment charges	13.9	20.8	10.1

Total operating expenses	374.6	365.4	340.0

Operating Income	67.9	47.3	85.2
Other Income, Net	48.7	10.3	20.8

Income Before Income Taxes	116.6	57.6	106.0
Provision (Benefit) for Income Taxes	3.3	(37.7)	7.2

Income from Continuing Operations	113.3	95.3	98.8
Discontinued Operations, Net of Tax	(7.0)	(30.2)	11.9
Cumulative Effect of a Change in Accounting Principle	—	0.6	—

Net Income	$106.3	$65.7	$110.7

Weighted Average Common Shares Outstanding (Basic)	117.4	117.1	116.0

Weighted Average Common Shares Outstanding (Diluted)	131.9	117.4	131.1

Basic Income (Loss) Per Share:
Continuing operations	$0.97	$0.81	$0.85

Discontinued operations	$(0.06)	$(0.26)	$0.10

Cumulative effect of a change in accounting principle	$—	$0.01	$—

Net income	$0.91	$0.56	$0.95

Diluted Income (Loss) Per Share:
Continuing operations	$0.96	$0.81	$0.82

Discontinued operations	$(0.05)	$(0.26)	$0.09

Cumulative effect of a change in accounting principle	$—	$0.01	$—

Net income	$0.91	$0.56	$0.91

	As of October 31,
	2007	2006	2005
	(In millions)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$520.2	$142.2	$108.2
Available-for-sale securities	175.4	406.1	347.4
Total current assets	1,008.2	942.7	854.8
Total assets	1,764.8	1,611.4	1,537.2
Current and long-term debt	401.2	400.0	400.0
Total liabilities	757.2	737.9	763.3
Total shareowners’ investment	1,007.6	873.5	773.9
Total liabilities and shareowners’ investment	1,764.8	1,611.4	1,537.2

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges or deficiency of earnings to fixed charges for each of our five most recent fiscal years, and our pro forma ratio of earnings to fixed charges for the fiscal year ended October 31, 2007. The pro forma ratio gives effect to the offering of the notes and the use of approximately $200 million of the net proceeds to repay our outstanding $200 million aggregate principal amount of convertible subordinated notes due 2008 as of October 31, 2007. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

						Pro Forma
						Ratio
						Fiscal Year
						Ended
	Fiscal Year Ended October 31,					October 31,
	2007	2006	2005	2004	2003	2007(1)
	(In millions)

Deficiency of Earnings to Fixed Charges	—	—	—	—	$74.1	—
Ratio of Earnings to Fixed Charges	6.9	4.1	8.9	3.6	—	4.4

For purposes of computing the above ratios, earnings consist of income (loss) before income taxes, income (loss) from equity investees and fixed charges. Fixed charges consist of interest expense, amortization of premiums, discounts and capitalized expenses related to indebtedness and interest within rental expense.

(1)	For purposes of computing the pro forma ratio for the fiscal year ended October 31, 2007, income (loss) before income taxes was reduced and fixed charges were increased to give effect to the offering of the notes (assuming no exercise of the underwriters’ over-allotment option) and the use of $200 million of the net proceeds as described above.

The Offering

Issuer	ADC Telecommunications, Inc.

Notes Offered	$200,000,000 aggregate principal amount (or $225,000,000 aggregate principal amount if the underwriters exercise in full their option to purchase additional notes solely to cover over-allotments, if any) of 3.50% Convertible Subordinated Notes due 2015 and $200,000,000 aggregate principal amount (or $225,000,000 aggregate principal amount if the underwriters exercise in full their option to purchase additional notes solely to cover over-allotments, if any) of 3.50% Convertible Subordinated Notes due 2017.

Maturity Date	July 15, 2015 for the 2015 notes and July 15, 2017 for the 2017 notes.

Interest Payment Dates	January 15 and July 15 of each year, beginning on July 15, 2008.

Interest	3.50% per annum for the 2015 notes and 3.50% per annum for the 2017 notes, payable semiannually, in arrears. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking	The notes will be our general unsecured obligations and will:

• rank junior in right of payment to all of our existing and future senior indebtedness;

• rank equal in right of payment with all of our existing and future subordinated indebtedness, including our 1% Convertible Subordinated Notes due 2008 (the “2008 convertible notes”) and our Floating Rate Convertible Subordinated Notes due 2013 (the “2013 convertible notes”);

• rank junior in right of payment to any of our secured obligations to the extent of the collateral securing such obligations; and

• be effectively subordinated in right of payment to all existing and future liabilities of our subsidiaries.

As of October 31, 2007 we had no senior indebtedness outstanding, $400.7 million of subordinated indebtedness outstanding and no secured indebtedness outstanding, and our subsidiaries had outstanding total liabilities, excluding intercompany liabilities but including trade payables, of approximately $204.9 million. The indentures governing the notes do not limit our ability or the ability of our subsidiaries to incur debt, including senior indebtedness.

Conversion	Holders may convert their notes at their option on any day to and including the business day immediately preceding the maturity date into shares of our common stock equal to the conversion rate, subject to adjustment in certain circumstances.

Except as described in “Description of the Notes—Conversion of Notes,” upon any conversion, holders will not receive any separate cash payment representing accrued and unpaid interest or additional interest.

Conversion Rate	If the applicable stock price is less than or equal to the base conversion price, the conversion rate will be the base conversion rate.

If the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

base conversion rate +	[[	applicable stock price − base conversion price applicable stock price	]	x incremental share factor	]

The conversion rate, including any additional shares added to the conversion rate in connection with a makewhole fundamental change, will not exceed 64.8088 shares per $1,000 principal amount of the 2015 notes (which is equal to a conversion price of $15.43 per share) and 64.8088 shares per $1,000 principal amount of the 2017 notes (which is equal to a conversion price of $15.43 per share); however, such maximum conversion rate will be appropriately adjusted for base conversion rate adjustments (and adjustments to the incremental share factor) described in “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments—Adjustment Events.”

The “base conversion rate” is 37.0336 shares per $1,000 principal amount of the 2015 notes and 35.0318 shares per $1,000 principal amount of the 2017 notes, in each case subject to adjustment as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments—Adjustment Events.” The “base conversion price” is a dollar amount (initially $27.00 for the 2015 notes and $28.55 for the 2017 notes), in each case derived by dividing $1,000 by the base conversion rate. The “incremental share factor” is 27.7752 for the 2015 notes and 29.7770 for the 2017 notes, in each case subject to the same proportional adjustments as the base conversion rate. The “applicable stock price” is equal to the average of the closing prices of our common stock over the five-trading day period starting on the third trading day following the conversion date of the notes, subject to certain exceptions described in “Description of Notes—Conversion of Notes—Conversion Rate.”

In addition, if a fundamental change occurs, we may be required in certain circumstances to increase the conversion rate.

Purchase at Holder’s Option upon a Fundamental Change	A holder may require us to repurchase some or all of its notes for cash upon the occurrence of a fundamental change at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case to, but not including, the repurchase date. See “Description of the Notes—Repurchase of Notes at the Option of Holders upon a Fundamental Change.”

Conversion Rate Adjustment upon a Fundamental Change	If certain events constituting a fundamental change occur, we may be required in certain circumstances to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock. A description of how the conversion rate will be increased and a table showing the conversion rate that would apply at various stock prices and fundamental change adjustment dates are set forth under

“Description of the Notes—Conversion of Notes—Increase of Conversion Rate upon Certain Fundamental Changes.”

Optional Redemption	The notes may not be redeemed at our option prior to maturity.

Sinking Fund	None.

Use of Proceeds	We estimate that the net proceeds from the sale of the notes, after deducting estimated underwriting discounts and expenses, will be approximately $390 million (or approximately $439 million assuming exercise of the underwriters’ over-allotment option in full).

We intend to use approximately $200 million of the net proceeds of this offering to repurchase prior to maturity or repay at maturity the outstanding $200 million aggregate principal amount of our 2008 convertible notes, which mature on June 15, 2008. Any net proceeds from this offering that are not used to repurchase or repay the 2008 convertible notes are expected to be used for general corporate purposes and strategic opportunities, including possible future acquisitions or investments in complementary businesses, technologies or products. We may also use a portion of these remaining net proceeds to repurchase prior to maturity or redeem, on or after June 23, 2008, all or a portion of the outstanding $200 million aggregate principal amount of our 2013 convertible notes. See “Use of Proceeds.”

Trustee and Paying Agent	U.S. Bank National Association.

DTC Eligibility	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry Delivery and Form.”

Listing and Trading	The notes will not be listed on any securities exchange. Our common stock is listed on The NASDAQ Global Select Market under the symbol “ADCT.”

Governing Law	The indentures and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors	An investment in the notes involves risks. You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus before deciding whether to invest in the notes.

RISK FACTORS

An investment in the notes involves risks. Before deciding whether to purchase the notes, you should consider the risks discussed below or elsewhere in this prospectus, including those set forth under the heading “Forward-Looking Statements,” and in our filings with the Securities and Exchange Commission (“SEC”) that we have incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Any of the risks discussed below or elsewhere in this prospectus or in our SEC filings, and other risks we have not anticipated or discussed, could have a material impact on our business, financial condition or results of operations. In that case, our ability to pay interest on the notes when due, to repay the notes at maturity or to pay amounts due upon repurchase of the notes could be adversely affected, and the trading price of the notes and our common stock could decline substantially.

Risks Related to Our Business

Our industry is highly competitive, and our product and services sales are subject to significant downward pricing pressure.

Competition in the broadband network infrastructure equipment and services industry is intense. Overall spending for communications infrastructure products has not increased significantly in recent years, and spending levels are expected to remain relatively flat in the future. Spending on infrastructure equipment for next-generation networks such as FTTX products and wireless coverage and capacity solutions, however, is expected to increase. Our continued ability to compete with other manufacturers of communications equipment depends in part on whether we can continue to develop and effectively market next-generation network infrastructure products.

We believe our ability to compete with other manufacturers of communications equipment products and providers of related services depends primarily on our engineering, manufacturing and marketing skills; the price, quality and reliability of our products; our delivery and service capabilities; and our control of operating expenses. We have experienced and anticipate greater pricing pressures from our customers as well as our competitors.

Our industry is currently characterized by many vendors pursuing relatively few large customers. As a result, our customers have the ability to exert significant pressure on us with respect to product pricing and other contractual terms. In recent years, a number of our large customers have engaged in business combination transactions (including the merger of SBC Communications and AT&T completed in November 2005 and the merger of AT&T and BellSouth completed in December 2006). Accordingly, we have fewer large-scale customers, and these customers have even greater scale and buying power.

Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than us. As a result, our competitors may be able to respond more quickly to new or emerging technologies or changes in the requirements of communications services providers, or offer more aggressive pricing.

Shifts in our product mix may result in declines in our gross margin.

Gross margins vary among our product groups and fluctuate from quarter to quarter as a result of shifts in product mix (i.e., the amount of each type of product we sell in a particular quarter), the introduction of new products, decreases in average selling prices as products mature and we face competitive pricing pressure, and our ability to reduce manufacturing and other costs. We expect this fluctuation in gross profit to continue in the future. Also, new offerings such as our fiber-based products used in networks located close to the end-user (which we refer to as our “fiber-to-X” or “FTTX” products) typically have lower gross margins than our legacy products. As these new products increasingly account for a larger percentage of our sales, our gross margins are likely to be impacted negatively.

We are becoming increasingly dependent on significant specific network expansion projects undertaken by our customers.

Our business is increasingly focused on the sale of products, including our FTTX products, to support customer initiatives to expand broadband capabilities in their networks. These products have been increasingly deployed by our customers outside their central offices in connection with specific capital projects to increase network capabilities.

Because of these project-specific product purchases by our customers, the short-term demand for our products can fluctuate significantly, and our ability to forecast sales from quarter to quarter has diminished substantially. This fluctuation can be further affected by the long sales cycles necessary to obtain contracts to supply equipment for these projects. These long sales cycles may result in significant effort expended with no resulting sales or sales that are not made in the anticipated quarter.

In addition, competition among suppliers with respect to these capital projects can be intense, particularly because these projects often utilize new products that were not previously used in customers’ networks. We cannot give any assurance that these capital projects will continue or that our products will be selected for these equipment deployments.

Our cost-reduction initiatives may not result in anticipated savings or more efficient operations.

Over the past several years, we have implemented, and are continuing to implement, significant cost-reduction measures. These measures have been taken in an effort to improve our levels of profitability. We have incurred significant restructuring and impairment charges in connection with these cost-reduction efforts. If these measures are not fully completed or are not completed in a timely fashion, we may not realize their full potential benefit.

In addition, the efforts to cut costs may not generate the savings and improvements in our operating margins and profitability we anticipate. Such efforts may also be disruptive to our operations. For example, cost savings measures may yield unanticipated consequences, such as attrition beyond any planned reductions in force or increased difficulties in our day-to-day operations, and adversely affect employee morale. Although we believe it is necessary to reduce the cost of our operations to improve our performance, these initiatives may also preclude us from making potentially significant expenditures that could improve our product offerings, competitiveness or long-term prospects.

Consolidation among our customers has resulted in our loss of customers and reduced revenue during the pendency of business combinations and related integration activities.

We believe consolidation among our customers in the future will continue to permit them to increase market share and achieve greater economies of scale. Consolidation has impacted our business as our customers focus on completing business combinations and integrating their operations. In certain instances, customers integrating large-scale acquisitions have reduced their purchases of network equipment during the integration period. For example, following the merger of SBC Communications with AT&T and the merger of AT&T with BellSouth, the combined companies initially deferred spending on certain network equipment purchases, which resulted in lower product sales by ADC to these companies.

The impact of significant mergers of our customers on our business is likely to be unclear until sometime after such transactions are completed. After a consolidation occurs, a customer may choose to reduce the number of vendors from which it purchases equipment and may choose one of our competitors as its preferred vendor. There can be no assurance that we will continue to supply equipment to the surviving communications service provider after a business combination is completed.

Our sales could be impacted negatively if one or more of our key customers substantially reduces orders for our products.

Our customer base is relatively concentrated, with our top ten customers accounting for 45.5%, 44.0% and 38.5% of net sales for fiscal 2007, 2006 and 2005, respectively. In addition, our largest customer, Verizon, accounted for 17.8%, 16.0% and 12.3% of our net sales in fiscal 2007, 2006 and 2005, respectively. The merger of AT&T and BellSouth created another large customer for us. In fiscal 2007, the combined company accounted for approximately 15.4% of our net sales.

If we lose a significant customer for any reason, including consolidation among our major customers, our sales and gross profit will be impacted negatively. Also, in the case of products for which we believe potential revenue growth is the greatest, our sales remain highly concentrated with major communications service providers. For example, we rely on Verizon for a large percentage of our sales of FTTX products. The loss of sales due to a decrease in orders from a key customer could require us to exit a particular business or product line or record impairment or restructuring charges.

Our Professional Services business is exposed to risks associated with a highly concentrated customer base.

Most of our Professional Services are provided to customers in the United States. As a result of the merger of SBC Communications with AT&T and the merger of AT&T and BellSouth, our Professional Services business in the United States is heavily dependent upon sales to the combined company resulting from these mergers. To date, the combined company has deferred the deployment of certain new communications networks. If, over the long term, AT&T continues to delay or reduces the services we provide to it, we may not be successful in finding new customers to replace the lost sales for a period of time. Therefore, sales by our Professional Services business could decline substantially and have an adverse effect on our business and operating results.

Our market is subject to rapid technological change, and, to compete effectively, we must continually introduce new products that achieve market acceptance.

The communications equipment industry is characterized by rapid technological changes, evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements. The introduction of products using new technologies or the adoption of new industry standards can make our existing products, or products under development, obsolete or unmarketable. For example, FTTX product sales initiatives may impact sales of our non-fiber products negatively. In order to remain competitive and increase sales, we will need to adapt to these rapidly changing technologies, enhance our existing products and introduce new products to address the changing demands of our customers.

We may not predict technological trends or the success of new products in the communications equipment market accurately. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and substantial capital commitments. For example, during fiscal 2006 and fiscal 2007, we invested significant resources in the development and marketing of a new line of automated copper cross-connect products. During the third quarter of fiscal 2007, following a review of the market potential of these products, we curtailed all development and marketing activities relating to this product line. This resulted in inventory and fixed asset write-offs. We do not know whether other new products and services we develop will gain market acceptance or result in profitable sales.

Many of our competitors have greater engineering and product development resources than we do. Although we expect to continue to invest substantial resources in product development activities, our efforts to achieve and maintain profitability will require us to be selective and focused with our research and development expenditures. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we experience any significant delays in product development or introduction, our business, operating results and financial condition could be affected adversely.

We may not successfully close strategic acquisitions, and, if these acquisitions are completed, we may have difficulty integrating the acquired businesses with our existing operations.

We recently acquired LGC and expect to complete our acquisition of Century Man in January 2008. In the future, we intend to acquire other companies and/or product lines that we believe are aligned with our current strategic focus. We cannot provide assurances that we will be able to find appropriate candidates for acquisitions, reach agreement to acquire them, have the cash or other resources necessary to acquire them or close strategic acquisitions because of the ability to obtain requisite shareholder or regulatory approvals or otherwise. The significant effort and management attention invested in a strategic acquisition may not result in a completed transaction.

The impact of future acquisitions on our business, operating results and financial condition are not known at this time. In the case of LGC, Century Man and other businesses we may acquire in the future, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and materially adversely affect our operating results and financial condition. Also, we may not be able to retain key management and other critical employees after an acquisition. We may also acquire unanticipated liabilities. In addition to these risks, we may not realize all of the anticipated benefits of these acquisitions.

If we seek to secure financing, we may not be able to obtain it on acceptable terms.

Based on current business operations and economic conditions and anticipated cash flows from operations, we currently anticipate that our available cash resources (which include existing cash, cash equivalents and available-for-sale securities), together with the proceeds of this offering, will be sufficient to meet our anticipated needs for working capital and capital expenditures to execute our near-term business plan and repay our currently outstanding convertible notes upon maturity. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations, we may need to raise additional funds. In addition, if the cost of one or more of our strategic acquisition opportunities exceeds our existing resources, we may be required to seek additional capital.

We currently do not have any significant available lines of credit or other significant credit facilities. We currently are negotiating the terms of a potential credit facility in an amount which has not yet been determined, but there can be no assurance that we can obtain this loan financing on acceptable terms. If we raise additional funds by obtaining a credit facility or by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility and interest payments could dilute earnings per share.

We recorded a significant impairment charge during the quarter ended October 31, 2007 to reduce the carrying value of certain auction rate securities we hold, and we currently expect to incur additional impairment charges with respect to auction rate securities in fiscal year 2008.

Credit concerns in the capital markets have significantly reduced our ability to liquidate auction rate securities that we classify as available-for-sale securities on our balance sheet. As of October 31, 2007, we held auction rate securities with a par value of $193.0 million. These securities represent interests in collateralized debt obligations, a portion of which are collateralized by pools of residential and commercial mortgages, interest-bearing corporate debt obligations, and dividend-yielding preferred stock. Some of the underlying collateral for the auction rate securities we hold consists of sub-prime mortgages. In the fourth quarter of fiscal 2007, we recorded an other-than-temporary impairment charge of $29.4 million to reduce the value of our auction rate securities to their estimated fair value of $163.6 million as of October 31, 2007.

In November 2007, we sold at par $23.2 million of the auction-rate securities we held at October 31, 2007. Subsequently, we received account statements as of November 30, 2007 indicating that the fair value of our auction rate securities had declined approximately another $20.0 million since October 31, 2007. The estimated fair value of these securities could decrease or increase significantly in the future based on market conditions.

The current par value of our auction-rate securities portfolio is $169.8 million. After adjustment for the $29.4 million impairment charge recorded as of October 31, 2007 and the estimated further approximately $20.0 million decline in the fair value of these securities since October 31, 2007, our auction rate securities have an estimated fair value of approximately $121.0 million as of November 30, 2007. As a result, we expect to record an additional impairment charge during the quarter ending January 31, 2008, the amount of which will depend on the estimated fair value of our auction rate securities as of January 31, 2008. In future periods, the estimated fair value of our auction rate securities could decline further based on market conditions, which could result in additional impairment charges. These charges could be substantial.

Possible consolidation among our competitors could result in a loss of sales.

Recently, a number of our competitors have engaged in business combination transactions, and we expect to see continued consolidation among communication equipment vendors. These business combinations may result in our competitors becoming financially stronger and obtaining broader product portfolios than us. As a result, consolidation could increase the resources of our competitors and negatively impact our product sales and our profitability.

Our operating results fluctuate significantly from quarter to quarter.

Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Fluctuations in our quarterly operating results may be caused by many factors, including the following:

•	the volume and timing of orders from and shipments to our customers;

•	the overall level of capital expenditures by our customers;

•	work stoppages and other developments affecting the operations of our customers;

•	the timing of and our ability to obtain new customer contracts and the timing of revenue recognition;

•	the timing of new product and service announcements;

•	the availability of products and services;

•	market acceptance of new and enhanced versions of our products and services;

•	variations in the mix of products and services we sell;

•	the location and utilization of our production capacity and employees; and

•	the availability and cost of key components of our products.

Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular quarter are lower than expected, our operating results will be affected adversely.

In the future, we expect sales in our second and third fiscal quarters to be higher than sales in our other two fiscal quarters. First quarter results are usually adversely affected by the holiday season that extends from Thanksgiving through New Years Day and the preparation of annual capital spending budgets by many of our customers during the first fiscal quarter. In the first quarter of fiscal 2008, we anticipate that sales will be lower than sales in the fourth quarter of fiscal 2007. In addition, we expect fiscal 2008 fourth quarter sales to be lower than third quarter sales because capital spending by our customers usually declines in the fourth quarter of the calendar year. As a result of our proposed acquisition of Century Man, in the future, our first and/or second fiscal quarter results may be adversely affected by lower sales in China due to the Lunar New Year holiday.

The regulatory environment in which we and our customers operate is changing.

Although our business is not subject to significant direct governmental regulation, the communications services provider industry in which our customers operate is subject to significant and changing federal and state regulation in the United States and regulation in other countries.

The U.S. Telecommunications Act of 1996 (the “Telecommunications Act”) lifted certain restrictions on the ability of communications services providers and other ADC customers to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. These changes generally increased our opportunities to provide communications network infrastructure products to providers of Internet, data, video and voice networks. However, some of the changes resulting from the Telecommunications Act have diminished the return on additional investments by our customers in their networks, which has reduced demand for some of our products.

In a 2003 ruling, the Federal Communications Commission (“FCC”) terminated its “line-sharing” requirements, with the result that major telephone companies are no longer legally required to lease space to resellers of digital subscriber lines. The FCC ruling also allowed telephone companies to maintain sole ownership of newly-built networks that often use our FTTX products. While we believe that the ruling will generally have a positive effect on our business, there can be no assurance that the ruling will result in a long-term material increase in the sales of our products.

The regulatory environment for communication services providers is also changing in other countries. In many countries, regulators are considering whether service providers should be required to provide access to their networks by competitors. For example, this issue is currently being debated in Germany and Australia. As a result, our FTTX initiatives in these countries have been delayed.

Additional regulatory changes affecting the communications industry have occurred and are anticipated both in the United States and internationally. For example, a European Union directive relating to the restriction of hazardous substances (“RoHS”) in electrical and electronic equipment and a directive relating to waste electrical and electronic equipment (“WEEE”) have been and are being implemented in European Union member states. Among other things, the RoHS directive restricts the use of certain hazardous substances, including lead, in the manufacture of electrical and electronic equipment, and the WEEE directive requires producers of electrical goods to be responsible for the collection, recycling, treatment and disposal of these goods. Similar laws were passed in China in February 2006, as well as in South Korea in April 2007. The Chinese law became effective in March 2007. We understand governments in other countries are considering implementing similar laws or regulations. Our failure to comply with the RoHS and WEEE directives, or similar laws and regulations that have been or may be implemented in other countries, could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions.

New regulatory changes could alter demand for our products. In addition, recently announced or future regulatory changes could come under legal challenge and be altered, which could reverse the effect of such changes and their anticipated impact. Competition in our markets may intensify as the result of changes to existing or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Conditions in global markets could affect our operations.

Our sales outside the United States accounted for approximately 39.2%, 41.4% and 43.3% of our net sales in fiscal 2007, 2006 and 2005, respectively. We expect sales outside the United States to remain a significant percentage of net sales in the future. In addition to sales and distribution activities in numerous countries, we conduct manufacturing or other operations in the following countries: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Czech Republic, France, Germany, Hong Kong, Hungary, India, Indonesia, Israel, Italy, Japan, Malaysia, Mexico, New Zealand, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam.

Due to our sales and other operations outside the United States, we are subject to the risks of conducting business globally. These risks include the following:

•	local economic and market conditions;

•	political and economic instability in countries with developing markets;

•	unexpected changes in or impositions of legislative or regulatory requirements;

•	compliance with the Foreign Corrupt Practices Act and various laws in the countries in which we are doing business;

•	fluctuations in foreign currency exchange rates;

•	requirements to consult with or obtain the approval of works councils or other labor organizations to complete business initiatives;

•	tariffs and other barriers and restrictions;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes and export and import requirements; and

•	the burdens of complying with a variety of non-U.S. laws and telecommunications standards.

Our business is also subject to general geopolitical and environmental risks, such as terrorism, political and economic instability, changes in the costs of key resources such as crude oil, changes in diplomatic or trade relationships, natural disasters and other possible disruptive events such as pandemic illnesses.

Economic conditions in many of the markets outside the United States in which we do business represent significant risks to us. Instability in our non-U.S. markets, such as the Middle East, Asia and Latin America, could have a negative impact on our sales and business operations in these markets, and we cannot predict whether these unstable conditions will have a material adverse effect on our business and results of operations. The wars in Afghanistan and Iraq and other turmoil in the Middle East and the global war on terror also may also have negative effects on our business operations. In addition to the effect of global economic instability on sales to customers outside the United States, sales to United States customers could be negatively impacted by these conditions.

We have agreed to acquire Century Man, and, if this acquisition is completed, we will be subject to special risks relating to doing business in China.

We have agreed to acquire Century Man, a provider of broadband connectivity equipment that conducts almost all of its business in China. After this acquisition is completed, our operations in China will be subject to significant political, economic and legal uncertainties. Changes in laws and regulations or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on the operations of Century Man. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. However, there can be no assurance that the government will continue to pursue these policies, especially in the event of a change in leadership, social or political disruption or other circumstances affecting China’s political and economic environment.

Although not permitted under Chinese law, corruption, extortion, bribery, payoffs and other fraudulent practices occur from time to time in China. We must comply with U.S. laws prohibiting corrupt business practices outside the United States. Foreign companies, including some of our competitors, are not subject to these laws. If our competitors in China engage in these practices, we may be at a competitive disadvantage. We maintain a business conduct program to prevent, deter and detect violations of law in the conduct of business throughout the world. We will conduct a review of Century Man’s business practices and will train our personnel in China on appropriate ethical and legal business standards. However, a risk will remain that our employees will engage in activities that violate laws or our corporate policies. This is particularly true in instances in which the employees of a company we may acquire may not have been previously accustomed to operating under similar standards. In the event an employee violates applicable laws pertaining to sales practices, accounting standards, facility operations or other business or operational requirements, we may face substantial penalties, and our business in China could be affected adversely.

Our intellectual property rights may not be adequate to protect our business.

Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether these protections will be adequate, or whether our competitors will develop similar technology independently, without violating our proprietary rights. Rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable.

Many of our competitors have substantially larger portfolios of patents and other intellectual property rights than we do. As competition in the communications network equipment industry has intensified and the functionality of products has continued to overlap, we believe that network equipment manufacturers are increasingly becoming subject to infringement claims. We have received, and expect to continue to receive, notices from third parties (including some of our competitors) claiming that we are infringing their patents or other proprietary rights. We also have asserted patent claims against certain third parties.

We cannot predict whether we will prevail in any patent litigation brought against us by third-parties, or that we will be able to license any valid and infringed patents on commercially reasonable terms. Unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. In addition, any of these claims, whether with or without merit, could result in costly litigation, divert our management’s time and attention, delay our product shipments or require us to enter into expensive royalty or licensing agreements.

A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, operating results and financial condition could be adversely affected.

We are dependent upon our senior management and other critical personnel.

Like all communications technology companies, our success is dependent on the efforts and abilities of our senior management personnel and other critical employees, including those in customer service and product development functions. Our ability to attract, retain and motivate these employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

Our continuing initiatives to streamline operations as well as the challenging business environment in which we operate may cause uncertainty in our employee base about whether they will have future employment with us. This uncertainty may have an adverse effect on our ability to retain and attract key personnel.

Compliance with internal control requirements is expensive and poses certain risks.

We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. In addition, if we complete acquisitions in the future, our ability to integrate operations of the acquired company could impact our compliance with Section 404 of that legislation.

Following the fiscal quarter ended February 2, 2007, we identified a material weakness in our internal control over financial reporting related to the timing of the recording of certain impairment charges incurred in connection with the classification of one of our business units as a discontinued operation. As a result of the need to record these impairment charges during the fourth quarter of the fiscal year ended October 31, 2006, we were required to restate our financial statements for that fiscal year.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, or if our independent registered public accounting firm cannot attest in a timely manner to the effectiveness of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Product defects or the failure of our products to meet specifications could cause us to lose customers and revenue or to incur unexpected expenses.

If our products do not meet our customers’ performance requirements, our customer relationships may suffer. Also, our products may contain defects or fail to meet product specifications. Any failure or poor performance of our products could result in:

•	delayed market acceptance of our products;

•	delayed product shipments;

•	unexpected expenses and diversion of resources to replace defective products or identify and correct the source of errors;

•	damage to our reputation and our customer relationships;

•	delayed recognition of sales or reduced sales; and

•	product liability claims or other claims for damages that may be caused by any product defects or performance failures.

Our products are often critical to the performance of communications systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products, and the prices of these materials and supplies are subject to fluctuation.

Our ability to manufacture our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time, there may not be sufficient quantities of raw materials and supplies in the marketplace to meet customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of global market demands. Some raw materials or supplies may be subject to regulatory actions, which may affect available supplies.

Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than us may have a competitive advantage in obtaining raw materials and supplies due to greater purchasing power. Reduced supply and higher prices of raw materials and supplies may adversely affect our business, operating results and financial condition.

We may encounter litigation that has a material impact on our business.

We are a party to various lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time.

As of October 31, 2007, we had recorded approximately $7.6 million in loss reserves for certain of these matters. In light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse effect on our business, results of operations or financial condition.

We are subject to risks associated with changes in commodity prices, interest rates, security prices, and foreign currency exchange rates.

We face market risks from changes in certain commodity prices, security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. We may reduce this risk through the use of derivative financial instruments, although we have not used such instruments for several years.

We are also exposed to market risk from changes in foreign currency exchange rates. Our primary risk is the effect of foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating sales and expenses. Our largest exposure comes from fluctuations in the exchange rate for Mexican pesos.

We also are exposed to foreign currency exchange risk as a result of changes in intercompany balance sheet accounts and other balance sheet items. At October 31, 2007, these balance sheet exposures were mitigated through the use of foreign exchange forward contracts with maturities of less than 12 months. The primary currency exposures being mitigated were the Australian dollar and the euro.

Risks Related to the Notes, Our Common Stock and this Offering

We may incur substantially more debt or take other actions which may affect our ability to satisfy our obligations under the notes.

We will not be restricted under the terms of the notes or the indentures from incurring substantial additional indebtedness in the future, including senior indebtedness, secured indebtedness or other subordinated indebtedness or indebtedness at the subsidiary level, to which the notes would be structurally subordinated. We are currently negotiating the terms of a potential credit facility in an amount which has not yet been determined, but which, if finalized and funded, would rank senior to the notes. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. The indentures will not contain any restrictive covenants limiting our ability to pay dividends, make any payments on junior or other indebtedness or otherwise limit our financial condition. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures. In addition, we are not restricted from repurchasing common stock by the terms of the notes.

Your right to receive payments on the notes is effectively subordinated to all existing and future liabilities of our subsidiaries and to all of our existing and future senior indebtedness.

Most of our operations are conducted through, and most of our assets are held by, our subsidiaries. Therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations. Our subsidiaries are separate and distinct legal entities and none of our subsidiaries will guarantee our obligations under, or have any obligation to pay any amounts due on, the notes. As a result, the notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will generally be subject to the existing and future claims of those subsidiaries’ creditors. In addition, our subsidiaries are not prohibited from incurring additional debt or other liabilities, including senior indebtedness. If our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes, including cash payments upon conversion or repurchase, could be adversely affected. At October 31, 2007, our subsidiaries had $0.5 million of indebtedness outstanding and approximately $204.9 million of other liabilities outstanding (excluding intercompany liabilities).

In addition, the notes will not be secured by any of our assets or those of our subsidiaries. As a result, the notes will be effectively subordinated to any secured debt we may incur to the extent of the collateral securing such debt. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the notes. In such an event, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

The notes will be unsecured obligations of ADC and will be subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indentures and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, no payment in respect of the notes will be permitted during certain periods when events of default exist under our designated senior indebtedness. As of October 31, 2007, we had no senior indebtedness outstanding.

We may not have the ability to repurchase the notes in cash upon the occurrence of a fundamental change as required by the indentures governing the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change as described under “Description of the Notes.” We may not have sufficient funds to repurchase the notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. A fundamental change may also constitute an event of default under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. Our inability to pay for your notes that are tendered for repurchase could result in your receiving substantially less than the principal amount of the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring, or acquisition initiated by us will generally not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, holders of the notes will not have the right to require us to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes will be subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock (including the stock of a subsidiary), indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third party tender or exchange offer or an issuance of our common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

The adjustment to the conversion rate for notes converted in connection with certain fundamental changes may not adequately compensate you for any lost value of your notes as a result of such transaction.

If certain events constituting a fundamental change occur, under certain circumstances we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such fundamental change. The adjustment to the conversion rate for notes converted in connection with such fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $175.00 per share or less than $15.43 per share in the case of the 2015 notes or greater than $175.00 per share or less than $15.43 per share in the case of the 2017 notes (in each case, subject to adjustment), no adjustment will be made to the conversion rate. In no event will the total number of shares of common stock added to the conversion rate as a result of such fundamental change exceed 27.7752 per $1,000 principal amount of the 2015 notes or 29.7770 per $1,000 principal amount of the 2017 notes, in each case, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate in connection with any such fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The notes may not have an active market and their price may be volatile. You may be unable to sell your notes at the price you desire or at all.

There is no existing trading market for the notes. As a result, there can be no assurance that a liquid market will develop or be maintained for the notes, that you will be able to sell any of the notes at a particular time (if at all) or that the prices you receive if or when you sell the notes will be above their initial offering price. We do not intend to list the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after this offering is completed, but they have no obligation to do so and may cease their market-making at any time without notice. In addition, market-making will be subject to the limits imposed by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The liquidity of the trading market in the notes, and the market price quoted for these notes, may be adversely affected by, among other things:

•	changes in the overall market for debt securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on you, regardless of our operating results, financial performance or prospects.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock, other than extraordinary dividends that our board of directors designates as payable to the holders of the notes), but if you subsequently convert your notes and receive common stock upon such conversion, you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock that result from such amendment.

Our stock price has been volatile historically and may continue to be volatile. The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares of our common stock issuable upon conversion of the notes when desired or at attractive prices.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. From January 1, 2006 through December 19, 2007, the last reported sale price of our common stock on The NASDAQ Global Select Market ranged from $11.98 to $27.15 per share, and the last reported sale price of our common stock on December 19, 2007 was $15.43 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and new reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and prices for companies in our industry in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of our notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. Also, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock. In addition, the issuance of the notes could have a dilutive effect on our earnings per share in the future.

In addition, components of the compensation of many of our key employees are dependent on the price of our common stock. Lack of positive performance in our stock price may adversely affect our ability to retain key employees.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of the notes.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets could depress the market price of the notes, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the notes. The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity which we expect to occur involving our common stock. This hedging or arbitrage could, in turn, affect the market price of the notes.

Conversion of the notes will dilute the ownership interest of existing shareholders, including holders who have previously converted their notes.

The delivery of common stock upon conversion of the notes will dilute the ownership interests of existing shareholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

The notes will initially be held in book-entry form and, therefore, you must rely on the procedures and the relevant clearing systems to exercise your rights and remedies.

Unless and until certificated notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, DTC, or its nominee, will be the sole holder of the notes. Payments of principal, interest and other amounts owing on or in respect of the notes in global form will be made to the paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts that hold book-entry interests in the notes in global form and credited by such participants to indirect participants. Unlike holders of the notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC or, if applicable, a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

You may be subject to tax upon an adjustment to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of certain cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, you will be deemed to have received a dividend to the extent of our earnings and profits, which will be subject to U.S. federal income tax without the receipt of any cash. If you are a non-U.S. holder (as defined in “Material U.S. Federal Tax Consequences”), such deemed dividend generally would be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be set off against subsequent payments on the notes. See “Dividend Policy” and “Material U.S. Federal Tax Consequences.”

Further, if a fundamental change occurs on or prior to the maturity date of the notes, under some circumstances we will increase the conversion rate of notes converted in connection with the fundamental change. Such increase also may be treated as a distribution subject to U.S. federal income tax as a dividend. See “Material U.S. Federal Tax Consequences.”

We intend to take the position, although it is not free from doubt, that the determination of a conversion rate of the notes in excess of the base conversion rate, in accordance with the formula set forth under “Description of the Notes—Conversion of Notes—Conversion Rate,” does not result in a deemed stock distribution. However, in certain circumstances, including if we begin paying dividends, it is possible that, upon the determination of the conversion rate, the excess of the conversion rate over the base conversion rate may be treated as a distribution subject to U.S. federal income tax as a dividend, return of capital, or capital gain in accordance with the description under “Material U.S. Federal Tax Consequences—Consequences to U.S. Holders—Distributions.” In the case of a non-U.S. holder, any such excess that is treated as a dividend would be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be set off against payments of common stock on the note.

Anti-takeover provisions in our charter documents, our shareholder rights agreement and Minnesota law could prevent or delay a change in control of our company.

Provisions of our articles of incorporation and bylaws, our shareholder rights agreement (also known as a “poison pill”) and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable, and may limit the price that investors may be willing to pay for our common stock. These provisions include the following:

•	advance notice requirements for shareholder proposals;

•	authorization for our board of directors to issue preferred stock without shareholder approval;

•	authorization for our board of directors to issue preferred stock purchase rights upon a third party’s acquisition of 15% or more of our outstanding shares of common stock; and

•	limitations on business combinations with interested shareholders.

Some of these provisions may discourage a future acquisition of ADC even though our shareholders would receive an attractive value for their shares, or a significant number of our shareholders believe such a proposed transaction would be in their best interest.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes, after deducting underwriting discounts and estimated offering expenses, will be approximately $390 million (or approximately $439 million assuming exercise of the underwriters’ over-allotment option in full).

We intend to use approximately $200 million of the net proceeds of this offering to repurchase prior to maturity or repay at maturity the outstanding $200 million aggregate principal amount of our 2008 convertible notes, which mature on June 15, 2008 and which bear interest at a rate of 1.0% per annum. Any net proceeds from this offering that are not used to repurchase or repay the 2008 convertible notes are expected to be used for general corporate purposes and strategic opportunities, including possible future acquisitions or investments in complementary businesses, technologies or products. We may also use a portion of these remaining net proceeds to repurchase prior to maturity or to redeem, on or after June 23, 2008, all or a portion of the outstanding $200 million aggregate principal amount of our 2013 convertible notes, which mature on June 15, 2013 and which bear interest at a variable rate equal to six-month LIBOR plus 0.375%, reset on each semi-annual interest payment date (June 15 and December 15 of each year). Pending these uses, we expect to invest the net proceeds in short-term, highly rated investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the trading symbol “ADCT.” The following table sets forth, for the periods indicated, the low and high closing sales prices per share of our common stock as reported by The NASDAQ Global Select Market:

	High	Low

Fiscal Year Ended October 31, 2006
First quarter	$25.56	17.49
Second quarter	27.15	22.39
Third quarter	23.21	11.98
Fourth quarter	15.59	12.10
Fiscal Year Ended October 31, 2007
First quarter	$16.65	$13.51
Second quarter	19.02	15.27
Third quarter	20.70	16.75
Fourth quarter	20.98	15.48
Fiscal Year Ending October 31, 2008
First quarter (through December 19, 2007)	$18.89	$15.39

On December 19, 2007, the last reported sale price of our common stock was $15.43 per share.

DIVIDEND POLICY

We have not in the past and currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of October 31, 2007:

•	on an actual basis; and

•	as adjusted to give effect to the offering of the notes (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds therefrom as described under “Use of Proceeds.”

This table should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

	As of October 31, 2007
	Actual	As Adjusted
	(In millions, except per share information)

Debt:
3.50% Convertible Subordinated Notes due 2015	$—	$200.0
3.50% Convertible Subordinated Notes due 2017	—	200.0
1% Convertible Subordinated Notes due 2008	200.0	—
Floating Rate Convertible Subordinated Notes due 2013	200.0	200.0
Other debt	1.2	1.2

Total debt	401.2	601.2

Shareowners’ investment:
Preferred stock (10.0 shares authorized; no shares issued and outstanding actual and as adjusted)	—	—
Common stock (342.9 shares authorized; 117.6 shares issued and outstanding actual and as adjusted)(1)(2)	23.5	23.5
Paid-in capital	1,432.3	1,432.3
Accumulated deficit	(450.9)	(450.9)
Accumulated other comprehensive income	2.7	2.7

Total shareowners’ investment	1,007.6	1,007.6

Total capitalization	$1,408.8	$1,608.8

(1)	Excludes certain shares issued under our stock incentive plans: 6.7 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $25.46 per share; 1.1 shares of common stock issuable upon vesting of outstanding restricted stock unit grants; and 11.3 shares of common stock available for future grant.

(2)	Excludes 7.1 shares issuable upon conversion of the 2008 convertible notes; 7.1 shares issuable upon conversion of the 2013 convertible notes; and any shares of common stock issuable upon conversion of the notes offered hereby.

DESCRIPTION OF THE NOTES

We will issue the notes under separate indentures between us and U.S. Bank National Association, as trustee. The following description is only a summary of the material provisions of the notes and the indentures. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indentures, including the definitions of certain terms used in the indentures. Wherever particular provisions or defined terms of the indentures or the notes are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under “Where You Can Find More Information.”

The 2015 notes and the 2017 notes and the indentures governing each such series of notes are identical in all respects, other than the maturity date, base conversion rate, incremental share factor, stock price and adjustment dates relating to a make-whole fundamental change and related provisions. For purposes of the following discussion, each reference appearing in this “Description of the Notes” section to “the notes” refers to the applicable series of notes and not to the other series of notes or both series of notes; each reference to “the global note” refers to the global note of the applicable series of notes and not the global note of the other series of notes or the global notes of both series of notes; and each reference to “the indenture” refers to the indenture governing the series of notes issued thereunder and not to the indenture governing the other series of notes or both indentures.

For purposes of this Description of the Notes section, references to “we,” “us,” “our,” “the company” and “ADC” refer solely to ADC Telecommunications, Inc. and not to its subsidiaries.

General

The Notes

The notes will:

•	initially be limited to an aggregate principal amount of $400,000,000 (or $450,000,000, if the underwriters exercise in full their option to purchase additional notes solely to cover over-allotments), consisting of $200,000,000 aggregate principal amount of 2015 notes (or $225,000,000 if the underwriters exercise in full their over allotment option to purchase additional notes) and $200,000,000 aggregate principal amount of 2017 notes (or $225,000,000 if the underwriters exercise in full their over-allotment option to purchase additional notes);

•	mature on July 15, 2015, in the case of the 2015 notes, and July 15, 2017, in the case of the 2017 notes, unless earlier converted by holders or repurchased by us at the option of holders in connection with a fundamental change;

•	bear interest at a rate of 3.50% per annum on the principal amount with respect to the 2015 notes and 3.50% per annum with respect to the 2017 notes, in each case, payable semi-annually, in arrears, on each January 15 and July 15, beginning on July 15, 2008, to the holders of record at the close of business on the preceding January 1 and July 1, respectively;

•	not be redeemable at our option prior to maturity;

•	be subject to repurchase by us, in whole or in part, for cash at the option of holders upon the occurrence of a “fundamental change” (as defined under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change”), at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date as described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change;” and

•	be represented by one or more registered securities in global form as described under “—Book-Entry Delivery and Form.”

The notes may be converted into shares of our common stock at a conversion rate to be determined as described under “—Conversion of Notes—Conversion Rate.” The number of shares to be received upon conversion is subject to adjustment if certain events occur. Upon conversion of a note, you will not receive any separate payment for accrued and unpaid interest (including any additional interest), except under the limited circumstances described below under “—Conversion of Notes—General.” If certain events constituting a fundamental change occurs, we may be required in certain circumstances to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock.

The indenture governing the notes will not contain any financial covenants and will not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture will contain no covenants or other provisions to afford protection to holders of the notes in the event of highly leveraged transactions or a fundamental change, except to the extent described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

As described below, the notes will be our general unsecured obligations, ranking subordinate in right of payment to all of our existing and future senior indebtedness. The notes will be effectively subordinated in right of payment to any of our future secured indebtedness to the extent of the value of the collateral securing such obligations and effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade credit. At October 31, 2007, we had no senior indebtedness outstanding and our subsidiaries had $0.5 million of aggregate principal amount of indebtedness outstanding and approximately $204.9 million of other liabilities outstanding (excluding intercompany liabilities). We currently are negotiating the terms of a potential credit facility in an amount which has not yet been determined but which, if finalized and funded, would rank senior to the notes.

No sinking fund is provided for the notes and the notes are not subject to defeasance.

We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and will be represented by one or more global notes. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of notes. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York (“DTC”), will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Neither we nor the registrar nor the trustee is required to register a transfer or exchange of any notes for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except, in the case of a partial repurchase, that portion of the notes not being repurchased.

The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and any shares of our common stock received upon conversion of the notes are summarized in this prospectus under the heading “Material U.S. Federal Tax Consequences.”

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms (except for any differences in the issue price and interest accrued prior to the issue date of the additional notes) and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. The 2015 notes and any additional 2015 notes and the 2017 notes and any additional 2017 notes would each, respectively, rank equally and ratably and would be treated as a single class for all purposes under the applicable indenture, including, without limitation, waivers, amendments and offers to purchase. We may also from time to time purchase the notes in open market purchases or negotiated transactions without prior notice to holders.

As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Principal, Maturity

The indenture governing the 2015 notes will provide for the issuance by us of 2015 notes in an amount initially limited to $200,000,000 aggregate principal amount (or $225,000,000 aggregate principal amount if the underwriters exercise in full their over-allotment option to purchase additional 2015 notes solely to cover over-allotments) and the indenture governing the 2017 notes will provide for the issuance by us of 2017 notes in an amount initially limited to $200,000,000 aggregate principal amount (or $225,000,000 aggregate principal amount if the underwriters exercise in full their over-allotment option to purchase additional 2017 notes solely to cover over-allotments). The 2015 notes will mature on July 15, 2015 and the 2017 notes will mature on July 15, 2017.

Interest

The 2015 notes will bear interest at a rate of 3.50% per annum, and the 2017 notes will bear interest at rate of 3.50% per annum on the principal amount from December 26, 2007. We will pay interest semi-annually, in arrears, on each January 15 and July 15, beginning on July 15, 2008, subject to limited exceptions if the notes are converted prior to the relevant interest payment date. Subject to certain exceptions, interest will be paid to the holders of record at the close of business on the January 1 and July 1, as the case may be, immediately preceding the relevant interest payment date.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 26, 2007. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Interest will cease to accrue on a note upon its maturity, conversion or repurchase by us at the option of a holder.

Conversion of Notes

General

Subject to the qualifications and the satisfaction of the conditions described below, a holder may, at its option, convert any of its notes into shares of our common stock at a conversion rate determined as described below under “—Conversion Rate.” A holder may convert notes only in denominations of $1,000 principal amount and integral multiples thereof.

A holder may surrender notes for conversion at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date.

Except as described below, we will not make any payment in cash or common stock or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the close of business on a record date for an interest payment but prior to the opening of business on the corresponding interest payment date, the holder at the close of business on such record date will receive, on that interest payment date, accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay us an amount equal to the interest (including additional interest, if any), if any, that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest, (2) we have specified a repurchase date following a fundamental change that is after the close of business on a record date and on or prior to the opening of business on the next interest payment date or (3) the holder surrenders any notes for conversion after the close of business on the record date relating to the maturity interest payment date and on or prior to the maturity interest payment date.

Our delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and to satisfy our obligation to pay accrued and unpaid interest (including any additional interest) to but not including the conversion date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

Except as described under “—Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

If you convert notes, we will pay any documentary, stamp or similar issue or transfer taxes or duties due on the issue or delivery of shares of our common stock upon conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay the tax.

Conversion Rate

The conversion rate per $1,000 principal amount of notes to be converted will be determined as follows:

•	if the applicable stock price is less than or equal to the base conversion price, the conversion rate will be the base conversion rate.

•	if the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

Base Conversion Rate +	[[	the Applicable Stock Price − the Base Conversion Price the Applicable Stock Price	]	x the Incremental Share Factor	]

The conversion rate per $1,000 principal amount of notes to be converted, including any additional shares added to the conversion rate in connection with a make-whole fundamental change (as defined below), will not exceed 64.8088 for the 2015 notes (which is equal to a conversion price of $15.43 per share) and 64.8088 for the 2017 notes (which is equal to a conversion price of $15.43 per share); however, such maximum conversion rate will be appropriately adjusted for all base conversion rate adjustments (and adjustments to the incremental share factor) described below under “—Conversion Rate Adjustments—Adjustment Events.”

The “base conversion rate” per $1,000 principal amount of notes is 37.0336 for the 2015 notes and 35.0318 for the 2017 notes, in each case, subject to adjustment as described under “—Conversion Rate Adjustments.”

The “base conversion price” is a dollar amount (initially $27.00 for the 2015 notes and $28.55 for the 2017 notes), in each case, derived by dividing $1,000 by the applicable base conversion rate.

The “incremental share factor” is 27.7752 for the 2015 notes and 29.7770 for the 2017 notes, in each case subject to the same proportional adjustments as the base conversion rate as described under “—Conversion Rate Adjustments.”

The “applicable stock price” is equal to the average of the closing prices of our common stock over the five-trading day period starting the third trading day following the conversion date of the notes; provided that with respect to notes surrendered for conversion during the ten-trading day period prior to the maturity date, the “applicable stock price” shall be equal to the average of the closing prices of our common stock over the five-trading day period following the applicable maturity date; and provided further that with respect to notes surrendered for conversion in connection with a make-whole fundamental change, the “applicable stock price” shall be determined on the basis of the averaging period set forth under “—Settlement of Conversions upon Make-whole Fundamental Changes.” The five-trading day period used to determine the applicable stock price is referred to herein as the “averaging period.”

The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the Nasdaq Global Market or, if our common stock is not listed for trading on the Nasdaq Global Market, as reported by the principal other national or regional securities exchange on which our common stock is listed for trading or otherwise as provided in the indenture.

The term “trading day” means a day during which trading in our common stock generally occurs and there is no market disruption event.

The term “market disruption event” means (1) a failure by the primary exchange or quotation system on which our common stock trades or is quoted to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for our common stock of an aggregate one half hour period, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

A holder of a note otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the applicable stock price.

A note for which a holder has delivered a repurchase notice requiring us to purchase the notes upon a fundamental change, as described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change,” may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Increase of Conversion Rate upon Certain Fundamental Changes

If a holder elects to convert notes in connection with a make-whole fundamental change (as defined below), we will increase the conversion rate by a number of shares (the “additional shares”) as described below. Any conversion of the notes by a holder will be deemed for these purposes to be “in connection with” such make-whole fundamental change if it occurs during the period that begins on (and includes) the 15th scheduled trading day prior to the date on which such make-whole fundamental change becomes effective and ends on (and includes) the repurchase date relating to such make-whole fundamental change as described below under “Repurchase of Notes at the Option of Holders upon a Fundamental Change.” A “make-whole fundamental change” means a transaction described under clause (1) or clause (4) under the definition of “fundamental change” as described below under “Repurchase of Notes at the Option of Holders upon a Fundamental Change,” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange. We will give notice of an anticipated make-whole fundamental change to all record holders of the notes no later than the 15th scheduled trading day prior to the date on which such make-whole fundamental change is anticipated to become effective.

The increase in the conversion rate will be expressed as a number of additional shares per $1,000 principal amount of notes and is based on the earliest of the date on which the make-whole fundamental change is publicly announced, occurs or becomes effective (the “adjustment date”), and the price, referred to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the make-whole fundamental change, subject to adjustment as described under in the next paragraph. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the closing prices of our common stock over the five consecutive trading days prior to but not including the date of effectiveness of the make-whole fundamental change.

The stock prices set forth in the first columns of the tables below will be adjusted as of any date on which the base conversion rate of the corresponding notes is adjusted, as described under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the base conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the base conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the stock price, adjustment date and number of additional shares of our common stock to be received per $1,000 principal amount of our 2015 notes, upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the stock price and adjustment date of the make-whole fundamental change.

	Adjustment Date
	Dec 26,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,
Stock Price	2007	2008	2009	2010	2011	2012	2013	2014	2015

$15.43	27.7752	27.7752	27.7752	27.7752	27.7752	27.7752	27.7752	27.7752	27.7752
$16.00	27.1097	27.3835	26.1598	25.4664	25.4664	25.4664	25.4664	25.4664	26.3130
$18.00	25.0953	25.1741	23.7001	22.2016	20.7230	19.3298	18.5220	18.5220	19.2745
$20.00	23.8072	23.7563	22.1417	20.4347	18.6498	16.8032	14.9366	13.1590	13.6437
$22.00	22.9892	22.8533	21.1722	19.3536	17.3904	15.2607	12.9364	10.3376	9.0368
$24.00	22.4815	22.2909	20.5929	18.7296	16.6794	14.3962	11.8044	8.6857	5.2162
$26.00	22.1814	21.9571	20.2747	18.4116	16.3382	13.9949	11.2829	7.9198	2.4144
$28.00	21.0295	20.7858	19.1398	17.3065	15.2527	12.9142	10.1875	6.7931	0.0000
$30.00	19.1789	18.9258	17.3289	15.5441	13.5377	11.2469	8.5760	5.2920	0.0000
$32.00	17.6161	17.3602	15.8197	14.0947	12.1529	9.9362	7.3644	4.2708	0.0000
$34.00	16.2805	16.0265	14.5460	12.8867	11.0191	8.8917	6.4423	3.5732	0.0000
$36.00	15.1271	14.8780	13.4585	11.8676	10.0787	8.0476	5.7306	3.0903	0.0000
$38.00	14.1216	13.8793	12.5205	10.9981	9.2888	7.3561	5.1723	2.7478	0.0000
$40.00	13.2374	13.0033	11.7035	10.2483	8.6176	6.7815	4.7266	2.4971	0.0000
$45.00	11.4329	11.2214	10.0590	8.7608	7.3136	5.7008	3.9325	2.0906	0.0000
$50.00	10.0459	9.8573	8.8154	7.6547	6.3668	4.9438	3.4057	1.8341	0.0000
$55.00	8.9451	8.7777	7.8398	6.7971	5.6446	4.3788	3.0223	1.6438	0.0000
$60.00	8.0487	7.9003	7.0518	6.1100	5.0717	3.9358	2.7236	1.4908	0.0000
$65.00	7.3034	7.1718	6.4004	5.5449	4.6034	3.5755	2.4802	1.3628	0.0000
$70.00	6.6732	6.5563	5.8516	5.0704	4.2113	3.2743	2.2757	1.2535	0.0000
$75.00	6.1327	6.0288	5.3822	4.6653	3.8771	3.0175	2.1004	1.1590	0.0000
$80.00	5.6637	5.5711	4.9754	4.3146	3.5880	2.7950	1.9478	1.0762	0.0000
$85.00	5.2525	5.1701	4.6191	4.0077	3.3349	2.6000	1.8137	1.0032	0.0000
$90.00	4.8889	4.8154	4.3042	3.7365	3.1112	2.4274	1.6946	0.9383	0.0000
$95.00	4.5650	4.4995	4.0238	3.4949	2.9118	2.2734	1.5882	0.8803	0.0000
$175.00	1.9441	1.9403	1.7486	1.5311	1.2863	1.0125	0.7137	0.4026	0.0000

The exact stock price and adjustment date may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the adjustment date is between two adjustment dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $175.00 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made; and

•	if the stock price is less than $15.43 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made.

The following table sets forth the increase in the stock price, adjustment date and number of additional shares of our common stock to be received per $1,000 principal amount of our 2017 notes, upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the adjustment date of the make-whole fundamental change.

	Adjustment Date
	Dec 26,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,	July 15,
Stock Price	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

$15.43	29.7770	29.7770	29.7770	29.7770	29.7770	29.7770	29.7770	29.7770	29.7770	29.7770	29.7770
$16.00	29.2885	29.5244	28.1911	27.4682	27.4682	27.4682	27.4682	27.4682	27.4682	27.4682	28.3000
$18.00	27.7488	27.8440	26.3705	24.8579	23.3419	21.8649	20.5238	20.5238	20.5238	20.5238	21.2631
$20.00	26.7661	26.7687	25.2314	23.6074	21.9163	20.1770	18.4280	16.7448	15.2468	14.9682	15.6336
$22.00	26.1397	26.0814	24.5289	22.8586	21.0776	19.1874	17.2014	15.1445	13.0542	10.9958	11.0277
$24.00	25.7462	25.6483	24.1116	22.4373	20.6243	18.6616	16.5449	14.2613	11.7828	9.0009	7.1898
$26.00	25.5074	25.3844	23.8825	22.2317	20.4252	18.4441	16.2727	13.8732	11.1755	7.9545	3.9895
$28.00	25.3727	25.2343	23.7787	22.1685	20.3936	18.4305	16.2570	13.8216	11.0338	7.6226	1.9074
$30.00	23.8881	23.7223	22.3191	20.7597	19.0322	17.1108	14.9706	12.5544	9.7681	6.3537	0.0000
$32.00	22.0995	21.9309	20.5830	19.0801	17.4093	15.5443	13.4602	11.0992	8.3755	5.0793	0.0000
$34.00	20.5515	20.3834	19.0916	17.6477	16.0385	14.2386	12.2241	9.9408	7.3164	4.2054	0.0000
$36.00	19.1990	19.0336	17.7972	16.4126	14.8672	13.1365	11.1991	9.0057	6.5006	3.6017	0.0000
$38.00	18.0070	17.8459	16.6634	15.3373	13.8555	12.1954	10.3382	8.2404	5.8625	3.1773	0.0000
$40.00	16.9485	16.7927	15.6620	14.3926	12.9734	11.3833	9.6064	7.6052	5.3548	2.8705	0.0000
$45.00	14.7567	14.6160	13.6043	12.4665	11.1937	9.7692	8.1833	6.4114	4.4554	2.3857	0.0000
$50.00	13.0423	12.9173	12.0090	10.9866	9.8429	8.5649	7.1476	5.5751	3.8627	2.0896	0.0000
$55.00	11.6630	11.5529	10.7338	9.8112	8.7794	7.6280	6.3551	4.9500	3.4326	1.8735	0.0000
$60.00	10.5282	10.4315	9.6894	8.8529	7.9175	6.8748	5.7244	4.4588	3.0980	1.7006	0.0000
$65.00	9.5774	9.4927	8.8172	8.0552	7.2029	6.2533	5.2072	4.0583	2.8251	1.5562	0.0000
$70.00	8.7685	8.6946	8.0769	7.3796	6.5993	5.7302	4.7732	3.7230	2.5957	1.4329	0.0000
$75.00	8.0716	8.0072	7.4402	6.7993	6.0819	5.2825	4.4024	3.4364	2.3989	1.3262	0.0000
$80.00	7.4648	7.4088	6.8863	6.2951	5.6327	4.8943	4.0811	3.1880	2.2276	1.2329	0.0000
$85.00	6.9315	6.8829	6.3998	5.8525	5.2387	4.5540	3.7994	2.9699	2.0769	1.1506	0.0000
$90.00	6.4589	6.4170	5.9689	5.4606	4.8901	4.2529	3.5501	2.7768	1.9431	1.0774	0.0000
$95.00	6.0373	6.0013	5.5846	5.1112	4.5792	3.9845	3.3278	2.6043	1.8234	1.0120	0.0000
$175.00	2.6145	2.6238	2.4584	2.2663	2.0457	1.7938	1.5098	1.1903	0.8400	0.4733	0.0000

The exact stock price and adjustment date may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the adjustment date is between two adjustment dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $175.00 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made; and

•	if the stock price is less than $15.43 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made.

Our obligations to deliver the additional shares to holders that convert their notes in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Settlement of Conversions upon Make-whole Fundamental Changes

If, as described above under “—Increase of Conversion Rate upon Certain Fundamental Changes,” we are required to increase the conversion rate by the additional shares as a result of a make-whole fundamental change, the averaging period for all notes converted in connection with such fundamental change (regardless of the actual conversion date) will consist of the five-trading day period immediately preceding (but not including) the date of effectiveness of the make-whole fundamental change. Notes surrendered for conversion in connection with a make-whole fundamental change will be settled as follows:

•	if the conversion date occurs prior to the date of effectiveness of such make-whole fundamental change, settlement shall occur no later than the third trading day immediately following such date of effectiveness; and

•	if the conversion date occurs on or following the date of effectiveness of such make-whole fundamental change, settlement shall occur no later than the third trading day immediately following such conversion date.

We will settle such conversions by delivering reference property equivalent to shares of our common stock based on the increased conversion rate resulting from such make-whole fundamental change.

For the avoidance of doubt, in the event notes are surrendered for conversion in connection with an anticipated make-whole fundamental change and such make-whole fundamental change does not in fact occur, no additional shares will be added to the conversion rate and no additional cash or reference property will be paid as a result of the related anticipated make-whole fundamental change.

Conversion Rate Adjustments

This “—Conversion Rate Adjustments” subsection describes adjustments to the base conversion rate to be made in connection with the events described below, as well as events that will not result in adjustment of the base conversion rate, treatment of rights and treatment of reference property. For purposes of this “—Conversion Rate Adjustments” subsection, each adjustment event that applies to the base conversion rate shall also be applied to the incremental share factor in the same manner, and all other references to base conversion rate shall be deemed to refer to both the base conversion rate and the incremental share factor. Accordingly, for purposes of determining any adjustment to the incremental share factor or any other effect on the incremental share factor, each reference to the base conversion rate appearing below shall be replaced with a reference to the incremental share factor.

Adjustment Events

The base conversion rate of each series of notes will be adjusted (and the incremental share factor of each series of notes will be proportionally adjusted in the same manner) as follows:

(1) upon the issuance of shares of our common stock as a dividend or distribution on shares of our common stock;

(2) upon certain subdivisions, splits, combinations or reclassifications of our outstanding common stock;

(3) upon the issuance to all holders of our common stock of rights or warrants (other than pursuant to any dividend reinvestment or share purchase plans) entitling them for a period of not more than 45 days from the issuance date thereof to subscribe for or purchase shares of our common stock, at a price per share less than the average of the closing prices of our common stock over the five consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance, provided that the base conversion rate for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

(4) upon the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets or property (including shares of capital stock or similar equity interests in or relating to a subsidiary or other business unit), or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above or a distribution referred to in clause (6) below, in each case pursuant to which an adjustment is made; and

•	distribution of rights pursuant to a shareholder rights plan;

(5) upon the occurrence of any dividend or any other distribution of cash (other than in connection with our liquidation, dissolution or winding up or as contemplated by clause (6) below) to all holders of our common stock, in which case, immediately prior to the opening of business on the “ex” date (as defined below) for the dividend or distribution, the base conversion rate shall be increased so that it equals an amount equal to the base conversion rate in effect at the close of business on the business day immediately preceding the “ex” date for the dividend or distribution multiplied by a fraction:

(a) whose numerator is the average of the closing price of our common stock for the five consecutive trading days ending on the date immediately preceding the ex date for such dividend or distribution; and

(b) whose denominator is the same average of the closing price of our common stock less the amount in cash per share of such dividend or distribution;

(6) upon the distribution of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for any portion of our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price” (as defined in the indenture) per share of our common stock on the 10th trading day immediately following the last date (the “expiration date”) on which tenders or exchanges may be made pursuant to the tender or exchange offer, as it may be amended, in which case, immediately prior to the opening of business on the ex date, the base conversion rate shall be increased so that it equals an amount equal to the base conversion rate in effect immediately before the close of business on the expiration date, multiplied by a fraction:

(a) whose numerator is the sum of:

(i) the aggregate amount of cash and the aggregate value of any such other consideration distributed in connection with the tender or exchange offer; and

(ii) the product of (A) the average market price per share of our common stock over the 10 consecutive trading day period commencing on the trading day immediately following the expiration date of such tender or exchange offer and (B) the number of shares of our common stock outstanding as of the last time (the “expiration time”) tenders or exchanges could have been made pursuant to the tender or exchange offer (excluding shares validly tendered and not withdrawn in connection with the tender or exchange offer and any shares held in our treasury); and

(b) whose denominator is the product of:

(i) the average market price per share of our common stock over the 10 consecutive trading day period commencing on the trading day immediately following the expiration date of such tender offer or exchange offer; and

(ii) the number of shares of our common stock outstanding as of the expiration time (including shares validly tendered and not withdrawn in connection with the tender offer or exchange offer, but excluding any shares held in our treasury).

In the event that we are, or one of our subsidiaries is, obligated to purchase shares of our common stock pursuant to any such tender offer or exchange offer, but we are, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all or any portion of such purchases are rescinded, then the base conversion rate shall be readjusted to be the base conversion rate that would then be in effect if such tender offer or exchange offer had not been made or had only been made in respect of the purchases that had been effected. Except as set forth in the preceding sentence, if the application of this clause (6) to any tender offer or exchange offer would result in a decrease in the base conversion rate, no adjustment shall be made for such tender offer or exchange offer under this clause (6). If an adjustment to the base conversion rate is required pursuant to this clause (6) during any settlement period in respect of notes that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in this clause (6).

In the event that a distribution described in clause (4) above consists of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the base conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities for the ten consecutive trading days commencing on and including the fifth trading day after the ex date.

For purposes hereof, the term “ex date” means:

•	when used with respect to any dividend or distribution, the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution; and

•	when used with respect to any tender offer or exchange offer, the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained after the expiration time.

No adjustment to the base conversion rate will be made if we provide that the holders of the notes will participate in the distribution without conversion. For the avoidance of doubt, if a distribution occurs that would generally result in adjustment of the number of shares deliverable to you as a portion of conversion consideration to which you are entitled, instead of making that adjustment, we may instead deem you to be a holder of record for purposes of that distribution so that you would receive the distribution at the time you receive the conversion consideration.

Whenever any provision of the indenture requires us to calculate an average of the closing price over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the base conversion rate that becomes effective, or any event requiring an adjustment to the base conversion rate where the “ex date” of the event occurs, at any time during the period from which the average is to be calculated.

Adjustments to the base conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the base conversion rate unless the adjustment would require a change of at least 1% in the base conversion rate. However, we will carry forward any adjustments that are less than 1% of the base conversion rate and take them into account in any subsequent adjustment of the base conversion rate or in connection with any conversion of the notes.

Events That Will Not Result in Adjustment

The base conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities or the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the time the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including additional interest, if any.

Treatment of Rights

In connection with our existing shareholder rights agreement or in the event we adopt or implement a subsequent shareholder rights agreement (each, a “shareholder rights plan”) pursuant to which rights (“rights”) are distributed to the holders of our common stock and such shareholder rights plan provides that each share of common stock issued upon conversion of the notes at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, then there shall not be any adjustment to the conversion privilege or base conversion rate at any time prior to the distribution of separate certificates representing such rights. If, however, prior to any conversion, the rights have separated from the common stock, the base conversion rate shall be adjusted at the time of separation as if we distributed to all holders of our common stock, our assets, debt securities or rights as described in clause (4) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such Rights.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock (other than a change only in par value, or from par value to no par value or from no par value to par value, or a change as a result of a subdivision or combination of our common stock);

•	a statutory share exchange, consolidation, merger or combination involving us (other than a merger in which we are the continuing corporation and which does not result in any reclassification of, or change (other than in par value, or from par value to no par value, or from no par value to par value, or a change as a result of a subdivision or combination of our common stock) in, outstanding shares of our common stock); or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in each case, as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction (assuming for such purposes such conversion were settled entirely in our common stock and without giving effect to any adjustment to the conversion rate with respect to a transaction constituting a make-whole fundamental change as described in “—Increase of Conversion Rate upon Certain Fundamental Changes”) immediately prior to such transaction, except that such holders will not receive additional shares if such holder does not convert its notes “in connection with” the relevant make-whole fundamental change. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of such consideration received by the holders of our common stock that affirmatively make such an election.

Voluntary Increases of Conversion Rate

Subject to applicable stock exchange rules and listing standards, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days’ prior notice of any increase in the conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the conversion rate to avoid or diminish any tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

Conversion Procedures

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global note, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid, and payment of any tax or duty which may be payable in respect of any transfer involving the issue or delivery of our common stock in the name of a person other than the holder of the note.

The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the conversion is effective.

As soon as practicable following the conversion date and the completion of the relevant calculations relating to the conversion consideration (and, except as set forth under “—Settlement of Conversions upon Make-whole Fundamental Changes,” in any event no later than the third trading day immediately following the averaging period) we will cause to be delivered to such holder certificates representing the number of whole shares of our common stock into which the notes are converted and cash in lieu of fractional shares.

Subordination

The payment of the principal of and interest (including any additional interest) on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness of ADC, whether outstanding on the issuance date or thereafter incurred. The notes also will be effectively subordinated to the indebtedness and other liabilities of the subsidiaries of ADC. In addition, the notes will be effectively junior to our secured indebtedness, if any, to the extent of the collateral securing such indebtedness.

If payment of the notes is accelerated because of an event of default, we will promptly notify the holders of the senior indebtedness.

Upon any distribution to creditors of ADC in liquidation or dissolution of ADC or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to ADC, any assignment for the benefit of creditors or any marshaling of ADC’s assets and liabilities, the holders of senior indebtedness would be entitled to receive payment in full in cash of all obligations due in respect of such senior indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable senior indebtedness, whether or not a claim for such interest would be allowed) before the holders of the notes will be entitled to receive any payment with respect to the notes.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution, liquidation, insolvency or reorganization, holders of senior indebtedness may recover more, ratably, and holders of the notes may recover less, ratably, than our other creditors.

We may not make any payment with respect to the notes if:

•	a default in the payment of designated senior indebtedness occurs and continues beyond any applicable grace period;

•	any other default occurs and continues with respect to designated senior indebtedness that permits holders of designated senior indebtedness or their representatives to accelerate its maturity, and the trustee receives a payment blockage notice from the holders of designated senior indebtedness or their representatives; or

•	any judicial proceeding shall be pending with respect to any payment default or non-payment default.

We may and shall resume payments with respect to the notes:

•	in the case of a payment default, on the date on which such default is cured or waived or ceases to exist;

•	in the case of a non-payment default, on the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 calendar days after the receipt of the payment blockage notice; and

•	in the case of either a payment default or a non-payment default, after the senior indebtedness has been indefeasibly paid in full.

No new period of payment blockage pursuant to a payment blockage notice may start unless at least 90 days have elapsed during which no default with respect to designated senior indebtedness has occurred or was continuing and in no event shall more than two payment blockage notices become effective during any 365-day period.

No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made the basis for, a subsequent payment blockage notice.

The subordination provisions will not prevent the occurrence of any event of default under the indenture, but they may affect the trustee’s ability to enforce the rights of the holders of the notes if an event of default occurs.

If the trustee, the paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash of all unpaid senior indebtedness.

The notes are obligations exclusively of ADC. Since a portion of our operations are conducted through subsidiaries, our cash flow and our ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and any distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of those subsidiaries. Consequently, the right of the holders of the notes to participate in those assets will be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities (other than indebtedness and other liabilities owed to us).

As of October 31, 2007, ADC had no senior indebtedness and no designated senior indebtedness, while its subsidiaries had approximately $204.9 million in indebtedness and other liabilities (excluding intercompany liabilities). The indenture will not limit the amount of additional indebtedness, including senior indebtedness, that we may incur, nor will it limit the amount of indebtedness or other liabilities that any of our subsidiaries may incur. Such indebtedness may be substantial.

As used herein:

“Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“Indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of ADC or any of its subsidiaries or to only a portion thereof;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and other liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease, purchase agreement, conditional sale or other title retention agreement, in connection with the lease or purchase of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related documents to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our obligations for the deferred purchase price of property or services (including accrued salaries, vacation and other employee benefits but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business);

(7) all direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (6); and

(8) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (7).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Repurchase of Notes at the Option of Holders upon a Fundamental Change

In the event of a fundamental change (as defined below), each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase some or all of such holder’s notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including any additional interest), if any, to, but not including, the repurchase date. We will be required to repurchase the notes on a date that is not less than 20 nor more than 30 business days after the date we mail the notice referred to below.

Within 15 business days after a fundamental change has become effective, we must mail to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners, as required by applicable law, a notice regarding the fundamental change, which notice must state, among other things;

•	the events causing such fundamental change;

•	the date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the names and addresses of the paying and conversion agents;

•	the conversion rate, and any increase to the conversion rate that resulted from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise the right.

To exercise this right, a holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the repurchase date. The notice of withdrawal must state:

•	the certificate numbers of the notes being withdrawn, if applicable;

•	the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of book-entry transfer or delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the business day following the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including additional interest), if any, on such notes will cease to accrue, whether or not the notes are transferred by book entry or delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon book-entry transfer or delivery of the note.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1) a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors and (i) files a Schedule 13D or Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (ii) we otherwise become aware of any such person or group; or

(2) the common stock into which the notes are then convertible ceases to be listed for trading on the New York Stock Exchange, the Nasdaq Global Market or another national securities exchange and is not then quoted on an established automated over-the-counter trading market in the United States;

(3) the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(4) a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition in a single transaction or a series of transactions of all or substantially all of our properties and assets other than:

•	any transaction:

(i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(ii) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor person immediately after giving effect to such transaction in substantially the same proportion as their entitlement to exercise, directly or indirectly, voting power of shares of our capital stock entitled to vote generally in elections of our directors immediately prior to such transaction; or

•	any transaction that is effected solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of our common stock of the surviving entity or a direct or indirect parent of the surviving corporation; or

•	any transaction with any of our wholly-owned subsidiaries, so long as such transaction is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with, or conveying, transferring, selling, leasing or disposing of all or substantially all our properties and assets to any other person or persons.

(5) our shareholders approve any plan or proposal for our liquidation or dissolution.

For purposes of this fundamental change definition:

•	“board of directors” means the board of directors or other governing body charged with the ultimate management of any person;

•	“continuing director” means a director who either was a member of our board of directors on the date the notes are first issued or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our shareholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as a nominee for director; and

•	the term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

However, a fundamental change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (4) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a U.S. national securities exchange and, as a result of the transaction or transactions, the notes become convertible into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto) and other applicable consideration.

The definition of “fundamental change” includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the underwriters.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We could, in the future, enter into certain transactions, including mergers or recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements.

Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—Risks Related to the Notes, Our Common Stock and this Offering—We may not have the ability to repurchase the notes in cash upon the occurrence of fundamental change as required by the indenture governing the notes.”

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets to any successor person in a single transaction or series of transactions, unless:

•	we are the continuing person or the resulting, surviving or transferee person, if other than us, is a corporation or limited liability company (provided, that the successor may be a limited liability company only if the notes remain convertible into the common stock of a corporation), organized and validly existing under the laws of the United States of America, any state of the United States of America, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing;

•	if as a result of such transaction the notes become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of us or such successor under the notes and the indenture; and

•	other conditions described in the indenture are met.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change of us and permit each holder to require us to repurchase the notes of such holder as described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change.” An assumption of our obligations under the notes and the indenture by such person might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the effect of this covenant may be uncertain in connection with a conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets.

Reports

The indenture governing the notes provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be delivered to the trustee within 30 days after the same is required to be filed with the Securities and Exchange Commission (“SEC”).

Events of Default

Each of the following constitutes an event of default with respect to the notes under each indenture:

(1) a default in the payment when due of any principal of any of the notes at maturity, upon exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2) a default in the payment of any interest or additional interest, if any, when due under the notes, which default continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

(3) our failure to deliver all shares of common stock when such common stock is required to be delivered upon conversion of a note and we do not remedy such default within five business days;

(4) a default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture and we do not remedy such default within five business days;

(5) our failure to comply with any of our other agreements in the notes or the indenture upon receipt of written notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

(6) the acceleration of principal and/or accrued interest with respect to indebtedness, where the amount of such accelerated principal and/or interest is in an amount in excess of $40.0 million because of a default with respect to such indebtedness, without such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding. However, if any such acceleration shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred and any acceleration as a result of the related event of default shall be automatically rescinded; and

(7) certain events of bankruptcy, insolvency or reorganization of us or any of our “significant subsidiaries” (as defined in Regulation S-X 1-02(w)).

If an event of default other than an event of default described in clause (7) above with respect to us occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid (including any additional interest), if any, through the date of such declaration to be immediately due and payable. The indenture provides that if an event of default described in clause (7) above with respect to us occurs, the principal amount of the notes plus accrued and unpaid interest (including additional interest), if any, will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law and will be subject to prior payment in full of all senior indebtedness. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind such acceleration with respect to the notes and, as discussed below, waive these past defaults.

Notwithstanding the foregoing, the indenture will provide that, to the extent elected by us, the sole remedy for an event of default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of the covenant described above in “—Reports,” will for the first 90 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate of 0.25% of the principal amount of the notes. If we so elect, such additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 91st day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 91st day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 91st day), such additional interest will cease to accrue and, if the event of default relating to reporting obligations has not been cured or waived prior to such 91st day, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. For the avoidance of doubt, the additional interest shall not begin accruing until we fail to perform the reporting covenant for a period of 60 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of notes then outstanding. In the event we do not elect to pay the additional interest in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 90 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify the trustee and the paying agent of such election on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the additional interest, the notes will be subject to acceleration as provided above.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture or the notes, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture or the notes unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding notes; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest (including any additional interest) on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

•	our failure to pay principal of or any interest (including additional interest), if any, on any note when due or the payment of any repurchase price;

•	our failure to convert any note into shares of our common stock in accordance with the terms of the indenture; and

•	our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

If an event of default occurs, any notes in book-entry form only at DTC will be exchangeable for notes in certificated form registered in the name of the beneficial owner or its nominee.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our existing and future borrowing arrangements.

Modification and Waiver

Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may, without notice to the holders, waive our compliance in any instance with any provision of the indenture or waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

(1) change the stated maturity of the principal of or the payment date of any installment of interest or additional interest on or with respect to the notes;

(2) reduce the principal amount, repurchase price or the conversion rate (except in a manner provided for in the indenture) of any note or the rate of interest or additional interest on any note;

(3) reduce the amount of principal payable upon acceleration of the maturity of any note;

(4) change the currency in which the principal, repurchase price or interest with respect to the notes is payable;

(5) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

(6) modify the provisions with respect to the repurchase rights of the holders described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change” in a manner adverse to holders;

(7) adversely affect the right of holders to convert notes in any material respect, other than as provided in the indenture;

(8) modify the subordination provisions in a manner adverse to holders;

(9) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

(10) alter the manner of calculation or rate of accrual of interest or additional interest, repurchase price or the conversion rate (except in a manner provided for in the indenture) on any note or extend the time for payment of any such amount.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of our obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

(4) add a guarantor;

(5) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) secure the notes;

(7) increase the conversion rate;

(8) comply with the rules of any applicable securities depositary, including DTC;

(9) conform the text of the indenture or the notes to any provision of this description of the notes to the extent that the text of this description of notes was intended by us and the underwriters to be a recitation of the text of the indenture or the notes as represented by us to the trustee in an officers’ certificate;

(10) provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture;

(11) provide for the issuance of additional notes, to the extent that we and the trustee deem such amendment necessary or advisable in connection with such issuance; provided that no such amendment or supplement may impair the rights or interests of any holder of the outstanding notes;

(12) add to our covenants or events of default for the benefit of the holders or surrender any right or power conferred upon us;

(13) establish the forms or terms of the notes if issued in certificated form; or

(14) make any change to the indenture or forms or terms of the notes that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture or the notes of any such holder.

However, no modification or amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of senior indebtedness then outstanding unless the holders of such senior indebtedness (or any group of representative thereof authorized to give a consent) consent to such change.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of conversion or otherwise, cash, shares or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of the Notes

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of our common stock and the amount of any increase in the conversion rate for any notes converted in connection with a make-whole fundamental change. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator, shareholder or partner of ours, as such, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee, Paying Agent and Conversion Agent

U.S. Bank National Association will be the trustee for the notes. The trustee will be the paying agent, conversion agent and registrar for the notes.

If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims, as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict with 90 days, apply to the SEC for permission to continue as trustee or resign.

Book-Entry Delivery and Form

We will initially issue the notes in the form of one or more global notes. The global note will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global note directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

Owners of beneficial interests in global notes who desire to convert their notes in accordance with the indenture should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global note, holders will not be entitled to have the notes represented by the global note registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global note. We understand that, under existing industry practice, if an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and any interest on, the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. We expect that DTC or its nominee, upon receipt of any payment of principal of, or interest on, the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global note for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global note owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global note is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. If, however, DTC notifies us that it is unwilling to be a depository for the global note or ceases to be a clearing agency, and we do not appoint a successor depositary within 90 days, or if there is an event of default under the notes, we will exchange the global note for certificated securities, which we will distribute to DTC participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, global notes will be exchangeable for notes in certificated form. In addition, a beneficial interest in a global note will be exchangeable for a note in certificated form if (1) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary) or (2) an event of default has occurred and is continuing.

DESCRIPTION OF CAPITAL STOCK

General

This section summarizes the general terms of our capital stock. The following description is only a summary and does not purport to be complete and is qualified by reference to our articles of incorporation (as amended and restated) and our restated bylaws. Our articles of incorporation (as amended and restated) and our restated bylaws are incorporated in this prospectus by reference. See “Where You Can Find More Information” for information on how to obtain copies.

Authorized Capital Stock

Our authorized capital stock consists of 342,857,142 shares of common stock, par value $0.20 per share, and 10,000,000 shares of preferred stock, no par value. As of December 12, 2007, there were approximately 117,582,252 shares of our common stock outstanding, approximately 6,843,309 shares of our common stock reserved to be issued upon exercise of outstanding options, and no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock. However, 2,000,000 shares of our preferred stock have been designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”), which are issuable upon the exercise of the preferred stock purchase rights described below under “—Anti-Takeover Provisions of Minnesota Law and Our Charter Documents; Rights Agreement.”

Common Stock

Shares of our common stock:

•	entitle the holder to receive, when and as declared by our board of directors out of earnings or surplus legally available for payment, dividends, payable in cash, property or shares of our capital stock, subject to the preferences of any preferred stock outstanding at the time;

•	entitle the holder to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors, subject to the preferences of any preferred stock outstanding at the time;

•	do not entitle the holder to any right to cumulate votes in the election of directors;

•	do not grant the holder any preemptive rights to subscribe to any issue of shares of any class; and

•	otherwise do not have any special powers, preferences or rights and are not subject to any special qualifications, limitations or restrictions.

Preferred Stock

Our board of directors is authorized, without action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights of, and any qualifications, limitations or restrictions on, the shares of each series.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.

The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of our common stock and, under certain circumstances, delay, defer or prevent a third party from gaining control of ADC because the issuance of new shares could be used to dilute the stock ownership of such third party.

Anti-Takeover Provisions of Minnesota Law and Our Charter Documents; Rights Agreement

The following is a summary of various provisions of Minnesota law and our articles of incorporation, bylaws and rights agreement that may make more difficult or delay a takeover of us and the removal of incumbent management. This, in turn, may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts and discourage tender offers or other attempts to acquire our common stock at a premium over its market price. The following descriptions of certain provisions of the Minnesota Business Corporation Act and our articles of incorporation, bylaws and rights agreement are only summaries and do not purport to be complete, and are qualified in their entirety by reference to the Minnesota Business Corporation Act and our articles of incorporation, bylaws and rights agreement, respectively.

Minnesota Control Share Acquisition Act.  We are subject to Section 671 of the Minnesota Business Corporation Act, which in general provides that the holders of a majority of the voting power of the stock held by shareholders unaffiliated with the acquiring shareholder approve, in advance, any control share acquisition. If the acquiror fails to obtain the required approval, the shares acquired:

•	may not be voted by the acquiror beyond the 20% threshold level (or any higher threshold level that the other shareholders have approved); and

•	are subject to redemption at our option.

Section 671 provides that, if the proposed acquiror timely submits to us the information statement required by Section 671, we must submit the question of the voting rights of any shares acquired or proposed to be acquired in a control share acquisition to our shareholders either at a special meeting or at our next annual meeting. A control share acquisition is defined to include any acquisition of shares of stock that exceeds specified levels of ownership (20%, 33 1/3% and 50%), subject to a number of exclusions, including acquisitions of shares:

•	in a merger, plan of exchange or sale of asset transaction;

•	directly by purchase from us;

•	in a cash tender offer for all outstanding shares if the offer has been approved in advance by our board of directors; and

•	by employee benefit plans.

Minnesota Business Combinations Act.  We are subject to Section 673 of the Minnesota Business Corporation Act, which generally prohibits us from engaging in any business combination with an interested shareholder for a period of four years after the date that the shareholder becomes an interested shareholder unless the business combination or the acquisition of shares was approved by a committee of our board of directors composed solely of one or more disinterested directors before the date on which the interested shareholder acquired the relevant shares or on that date but prior to the interested shareholder becoming an interested shareholder. If our board of directors has no disinterested directors, then it must select three or more disinterested persons to constitute the committee. A person is disinterested if that person is not and has not for five years been an officer or an employee of us or a related organization.

In general, an interested shareholder is defined as any person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors. The term business combination is defined to include the following, subject to various specified exceptions:

•	any merger of us or any subsidiary with the interested shareholder or any of its affiliates or associates;

•	any exchange of shares or other securities of us or any subsidiary or of money or other property for shares, other securities, money or property of the interested shareholder or any of its affiliates or associates;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in a single transaction or a series of transactions) to or with the interested shareholder or any of its affiliates or associates with a market value equal to 10% or more of the market value of our assets, 10% or more of the market value of our outstanding shares or 10% or more of our earning power or net income;

•	the issuance or transfer by us or any subsidiary (in a single transaction or a series of transactions) of any shares of us or any subsidiary with a market value equal to 5% or more of the market value of our outstanding shares to the interested shareholder or any of its affiliates or associates;

•	the adoption of any plan or proposal of liquidation, dissolution or reincorporation proposed by or on behalf of the interested shareholder or any of its affiliates or associates;

•	any reclassification of securities, recapitalization, merger of us with any subsidiary, exchange of shares with any subsidiary or other transaction proposed by or on behalf of the interested shareholder or any of its affiliates or associates that has the effect of increasing the proportionate share of any of our voting shares owned by the interested shareholder or any of its affiliates or associates; and

•	any receipt by the interested shareholder or any of its affiliates or associates of the benefit of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by or through us or any subsidiary.

Minnesota Statutory Limitations on Repurchases of Shares from 5% Shareholders.  We are subject to Section 553, Subdivision 3 of the Minnesota Business Corporation Act, which prohibits us from purchasing any of our voting shares owned for less than two years from a 5% shareholder for more than the market value unless:

•	the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote; or

•	we make a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which those securities may be converted.

Minnesota Fair Price Requirements.  We are subject to Section 675 of the Minnesota Business Corporation Act, which prohibits an offeror from acquiring any of our shares within two years following a takeover offer unless:

•	the seller is afforded a reasonable opportunity to sell those shares to the offeror on substantially equivalent terms to those provided in the earlier takeover offer; or

•	the proposed acquisition was approved before the purchase of any shares by the offeror in the earlier takeover offer by a committee of our board of directors comprised solely of directors that satisfy the statutory requirements, including that they not be and have not for five years been officers or employees of us or a related organization and are not affiliates or associates of the offeror.

Restrictions on Business Combinations in Our Articles of Incorporation.  Our articles of incorporation (as amended and restated) provide that, whether or not a vote of shareholders is otherwise required, the affirmative vote of shareholders holding at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors will be required to approve any business combination with a related person unless:

•	the continuing directors expressly approve the business combination by a majority vote; or

•	the business combination is a merger, consolidation, exchange of shares or sale of all or substantially all of our assets and the cash or fair market value of the property, securities or other consideration to be received per share by holders of our common stock other than the related person is not less than the highest per share price paid by the related person in acquiring any of its holdings of our common stock.

A related person is an individual, corporation, partnership or other person or entity which, together with its affiliates and associates (as defined by Rule 12b-2 of the Exchange Act), beneficially owns 15% or more of our outstanding voting stock. A continuing director is a director who was a member of our board of directors either on January 16, 1984 or immediately prior to the time that any related person involved in the business combination in question became a related person or is a director whose election or nomination for election was approved by a vote of a majority of the continuing directors, provided that in no event will a related person involved in the business combination in question be deemed to be a continuing director. A business combination includes:

•	any merger or consolidation of us or a subsidiary with or into a related person;

•	any exchange of shares of us or a subsidiary for shares of a related person which would have required the affirmative vote of at least a majority of the voting power of our outstanding shares or the affirmative vote of us in our capacity as a shareholder of the subsidiary;

•	any sale, lease, exchange, transfer or other disposition (in one or a series of transactions), including a mortgage or other security device, of all or a substantial part (defined as more than 30% of the fair market value of total assets as of the end of the most recent fiscal year) of the assets either of us or of a subsidiary to or with a related person;

•	any sale, lease, exchange, transfer or other disposition (in one or a series of transactions) of all or any substantial part of the assets of a related person to or with us or a subsidiary;

•	the issuance to a related person of any securities (with specified exceptions) of us or a subsidiary;

•	any recapitalization or reclassification of securities that would have the effect of increasing the voting power of a related person; and

•	any agreement, contract or other arrangement providing for any of the preceding transactions.

Classified Board of Directors; Addition or Removal of Directors.  Under our articles of incorporation (as amended and restated), members of our board of directors are divided into three approximately equal classes that serve staggered three-year terms. As a result, it would take a minimum of two years to replace a majority of our directors unless they are removed or resign. Our articles of incorporation require the affirmative vote of shareholders holding at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors to remove a director except that, if the removal has been expressly approved by a majority of all members of our board of directors, removal requires only the affirmative vote of the shareholders holding a majority of the outstanding shares of our voting stock. Our articles of incorporation provide two methods for changing the number of directors: (i) a majority of all members of our board of directors may increase the number of directors or (ii) the affirmative vote of shareholders holding at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors may increase or decrease the number of directors, except that if the increase or decrease has been expressly approved by a majority of all members of our board of directors, the increase or decrease requires only the affirmative vote of the shareholders holding a majority of the outstanding shares of our voting stock.

Supermajority Approval of Certain Amendments.  Our articles of incorporation (as amended and restated) require the affirmative vote of shareholders holding at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors to amend or repeal:

•	the provisions of our articles of incorporation with respect to business combinations; and

•	the provisions of our articles of incorporation that govern the election and removal of directors (except that, if the proposed amendment has been expressly approved by a majority of all members of our board of directors, amendment requires only the affirmative vote of the shareholders holding a majority of the outstanding shares of our voting stock).

Undesignated Preferred Stock.  Under our articles of incorporation, our board of directors has the power to authorize the issuance of up to 10,000,000 shares of preferred stock and to determine the price for, the designations, powers, preferences and rights, including voting rights, of, and any qualifications, limitations or restrictions on, those shares without further vote or action by the shareholders. The issuance of preferred stock with special voting rights or other features may have the effect of making more difficult or delaying attempts to take control of us or remove incumbent management. Currently 2,000,000 shares of our preferred stock have been designated as Series A Preferred Stock, which are issuable upon the exercise of the preferred stock purchase rights described below.

No Cumulative Voting.  Holders of our capital stock do not have the right to cumulate votes in the election of directors, which means that holders of a majority of the voting power cast at a meeting have the sole power to elect the director to be elected at that meeting.

Shareholder Proposal Procedures.  Under our bylaws, shareholders may propose that business be considered at an annual meeting of shareholders only if a shareholder follows specified notice procedures. In general, these procedures require the shareholder to give us written notice not later than the date by which we must receive proposals in order for us to be required to include them in our proxy statement and proxy under the applicable SEC rules. The notice must include:

•	the name and address of the shareholder who intends to make the proposal;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to make the proposal;

•	a brief description of the proposal and the reasons for making it;

•	a description of any material interest of the shareholder in the matter proposed; and

•	any other information that would be required to be included in a proxy statement filed by us pursuant to the proxy rules of the SEC with respect to the proposal and its proponent.

Restriction on Shareholders’ Ability to Call Special Meetings.  Our bylaws restrict the right of our shareholders to call a special meeting of shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of our board of directors for that purpose, by providing that only a shareholder or shareholders holding 25% or more of the voting power of all shares entitled to vote may do so.

Amendment of Bylaws.  Under our bylaws, our board of directors can adopt, amend or repeal our bylaws by a vote of the majority of the directors, subject to limitations under the Minnesota Business Corporation Act. Further, our shareholders have the power to change or repeal our bylaws by a majority vote of the shareholders present or represented at any regular or special meeting of shareholders called for that purpose.

Rights Agreement.  Each share of our common stock, including those that may be issued on conversion of the notes, carries with it one right to purchase from us one ten-thousandth of a share of Series A Preferred Stock at an exercise price of $119 per one ten-thousandth of a share, subject to certain adjustments, once these rights become exercisable. The terms of these rights are described in a Fourth Amended and Restated Rights Agreement dated as of May 9, 2007 by and between us and Computershare Investor Services, LLC (as successor rights agent) (the “Rights Agreement”). The rights will expire on July 30, 2013, unless extended or earlier redeemed or exchanged by us as described below.

The rights are attached to all shares of common stock outstanding, and no separate right certificates have been distributed. Either of the following will constitute a distribution date on which the rights will separate from our common stock:

•	the close of business on the day following a public announcement that a person or group of affiliated or associated persons, other than us and certain of our affiliates (an “acquiring person”), has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock; or

•	the close of business on the tenth day following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

The definition of “acquiring person” under the Rights Agreement is subject to certain exceptions, including, among others, that a person will not be an acquiring person if our board of directors determines that the person became the beneficial owner of 15% or more of the shares of our common stock inadvertently and the person divests itself, within a reasonable period of time as determined by our board of directors, of a sufficient number of shares so that the person is no longer the beneficial owner of 15% or more of our outstanding shares of common stock.

The rights are not exercisable until the distribution date. Until a right is exercised, it will not grant the holder any rights as a shareholder, including any right to vote or to receive dividends. Until the occurrence of a distribution date or the earlier expiration or redemption of the rights:

•	the rights will be attached to our common stock and will be transferred only with shares of that common stock; and

•	the transfer of any certificate representing our common stock will constitute transfer of the associated rights.

If a distribution date has occurred, rights certificates will be mailed to holders of record of shares of our common stock as of the close of business on the distribution date and as of and after the distribution date the separate right certificates alone will evidence the rights.

The purchase price payable and the number of securities or other property issuable on exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights, options or warrants to subscribe for or purchase shares of Series A Preferred Stock or convertible securities at less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A Preferred Stock) or of subscription rights or warrants (other than those described in the preceding bullet).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. We may, in lieu of fractional shares, pay a registered holder of rights an amount in cash based on the closing price (prorated for the fraction) of a share of Series A Preferred Stock on the last trading date prior to the date of exercise.

The number of outstanding rights and the number of one ten-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right also are subject to adjustment in the event of a stock split of our common stock, a stock dividend on our common stock payable in shares of common stock, or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

Shares of Series A Preferred Stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 10,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 10,000 votes, voting together with the holders of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 10,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Series A Preferred Stockholders’ dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

If any person or group of affiliated or associated persons becomes an acquiring person (unless the event by which the person became an acquiring person is a transaction described in the following paragraph), then each holder of a right, other than rights beneficially owned by the acquiring person and certain transferees thereof (which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, shares of Series A Preferred Stock with the equivalent features of that number of shares of common stock equal to the then current exercise price of the right, divided by 50% of the then current market value of the shares of common stock, subject to certain possible adjustments.

If, at any time after there is an acquiring person, we are acquired in certain mergers or other business combination transactions (other than certain transactions with one of our subsidiaries or a transaction with a person who acquired shares of common stock through a tender offer or exchange offer for all of the outstanding shares of our common stock determined by our board of directors to be in the best interests of us and our shareholders) or 50% or more of the assets or earning power of us and our subsidiaries (taken as a whole) are sold, each holder of a right (other than rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company (or, in certain cases, one of its affiliates) equal to the then current exercise price of the right, divided by 50% of the then current market value of the common shares of the issuing party.

In certain events specified in the Rights Agreement, we are permitted temporarily to suspend the exercisability of the rights.

At any time after a person or group of affiliated or associated persons becomes an acquiring person, and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of our outstanding common stock, our board of directors may exchange all or part of the rights (other than rights which have become void under the terms of the Rights Agreement) for shares of common stock at an exchange ratio of one share of common stock per right, subject to adjustment.

At any time prior to such time as any person becomes an acquiring person, a majority of our independent directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right, subject to adjustment, payable in cash, shares of common stock or any other form of consideration deemed appropriate by our board of directors. The period of time during which the rights may be redeemed may be extended if no person has become an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as a majority of our independent directors in its sole discretion may establish.

We may amend the provisions of the rights agreement in any manner a majority of our board of directors deems necessary or desirable. If, however, any person has become an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

NASDAQ Global Select Market Listing

Our common stock is traded on The NASDAQ Global Select Market under the symbol “ADCT.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

In the opinion of Dorsey & Whitney LLP, the following are the material U.S. federal income and, in the case of non-U.S. holders (as defined below), certain material U.S. federal estate tax consequences of the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable regulations, administrative rulings and judicial decisions currently in effect, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service (the “IRS”) so as to result in U.S. federal income and estate tax consequences different from those discussed below. This discussion deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchased the note at its “issue price” (generally, the first price at which a substantial portion of the notes is issued to the public) pursuant to this offering. This discussion does not address all aspects of U.S. federal income and estate taxes related to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift tax consequences, if any, except as set forth below with respect to non-U.S. holders.

If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. holder” to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to describe a beneficial owner (other than a partnership or other pass-through entity) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,”

“passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. These special rules are not addressed in the following discussion. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Taxation of Interest

Interest on a note will be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes.

Additional Interest

If certain events of default occur, as described under “Description of the Notes—Events of Default,” we may elect to pay additional interest on the notes. Because we believe the likelihood that we will pay any such additional interest on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. Assuming our position is respected, a U.S. holder would be required to include in income such additional interest at the time the payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, U.S. holders would be required, among other things, (i) to accrue interest income at a rate higher than the stated interest rate on the notes regardless of their method of tax accounting, (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and (iii) treat the entire amount of gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable U.S. Treasury regulations.

Sale, Redemption or Other Taxable Disposition of Notes

Except as provided below under “—Conversion of Notes,” a U.S. holder generally will recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized upon such sale, redemption or other taxable disposition (less accrued interest which will be taxable as ordinary interest income) and such U.S. holder’s tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note.

Any gain or loss recognized on a taxable disposition of the note will generally be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited.

Conversion of Notes

A U.S. holder generally will not recognize any income, gain or loss on the conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock and the fair market value of any common stock attributable to accrued and unpaid interest, subject to the discussion under “— Constructive Distributions” below regarding the possibility that certain determinations of or adjustments to the conversion rate of the notes may be treated as taxable stock dividends. The U.S. holder’s aggregate tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) will equal the U.S. holder’s tax basis in the note. The U.S. holder’s holding period in the common stock (other than shares attributable to accrued interest) will include the holding period in the note.

With respect to cash received in lieu of a fractional share of our common stock, a U.S. holder would be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock (determined as discussed above) attributable to the fractional share.

The value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. holder would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued and unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest would begin on the day after the date of conversion.

Distributions

Distributions made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. With respect to dividends received by certain non-corporate U.S. holders, for taxable years beginning before January 1, 2011, the lower applicable long-term capital gains rates may apply if certain holding period requirements are satisfied. Dividends received by corporate U.S. holders may be eligible for a dividends-received deduction, subject to applicable limitations.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, as described in “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” and “Description of the Notes—Conversion of Notes—Increase of Conversion Rate upon Certain Fundamental Changes.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder.

Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and possibly adjustments to the conversion rate upon certain fundamental changes) will generally not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made and does not so qualify, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustment.

We intend to take the position, although it is not free from doubt, that the determination of a conversion rate of the notes in excess of the base conversion rate, in accordance with the formula set forth under “Description of the Notes—Conversion of Notes—Conversion Rate,” does not result in a deemed stock distribution. However, in certain circumstances, including if we begin paying dividends, it is possible that, upon the determination of the conversion rate, the excess of the conversion rate over the base conversion rate may be treated as a distribution subject to U.S. federal income tax. Any deemed distribution, including a deemed distribution arising in connection with a conversion, will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “—Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends.

Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding taxes), we may, at our option, set off any such payment against payments of cash and common stock payable on the notes.

Sale, Certain Redemptions or Other Taxable Disposition of Common Stock

Upon the sale, certain redemptions or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such disposition and (ii) the U.S. holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

Subject to the discussion below concerning backup withholding, U.S. federal income tax (including the 30% U.S. federal withholding tax) will not apply to any payment of interest to a non-U.S. holder provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax (provided the certification requirements discussed above are satisfied), the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends and Constructive Distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “—Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. As discussed above under “—Consequences to U.S. Holders—Constructive Distributions,” the determination of a conversion rate in excess of the base conversion rate may also, in some circumstances, be treated as a deemed distribution on conversion in the amount of such excess and, accordingly, such excess may be subject to the 30% withholding tax. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

A non-U.S. holder generally will not recognize any income, gain or loss on the conversion of a note into common stock, subject to the discussion under “—Dividends and Constructive Distributions” regarding the possibility that certain determinations of or adjustments to the conversion rate of the notes may be treated as taxable stock dividends. Stock issued on conversion that is attributable to accrued and unpaid interest will be treated as described above in “—Payments of Interest.” The treatment of cash received in lieu of a fractional share of stock upon conversion is discussed below.

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of common stock or a note (including the payment of cash in lieu of a fractional share of stock on conversion of a note) will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption or other taxable disposition under regular graduated U.S. federal income tax rates and in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Payments of Interest.”

U.S. Federal Estate Taxes

The estate of a non-U.S. holder will not be subject to U.S. federal estate tax on the notes beneficially owned by the non-U.S. holder at the time of his or her death provided that:

•	any interest payments to the non-U.S. holder on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the rules described in “—Payments of Interest,” without regard to the certification requirements described in the last bullet point; and

•	interest on the notes would not have been, if received at the time of the non-U.S. holder’s death, effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

The estate of a non-U.S. holder will be subject to U.S. federal estate tax on common stock beneficially owned by the non-U.S. holder at his or her death, unless an applicable estate tax treaty provides otherwise. Estates of decedents who are not citizens or residents of the United States (as defined for U.S. federal estate tax purposes) are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “—Payments of Interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, who is not an exempt recipient. However, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received and the payor does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, who is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 19, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective principal amounts of notes:

	Principal	Principal
	Amount	Amount
Underwriters	of 2015 Notes	of 2017 Notes

Credit Suisse Securities (USA) LLC	$80,000,000	$80,000,000
Morgan Stanley & Co. Incorporated.	70,000,000	70,000,000
J.P. Morgan Securities Inc.	40,000,000	40,000,000
Bear, Stearns & Co. Inc.	10,000,000	10,000,000

Total	$200,000,000	$200,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitments, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters an over-allotment option to purchase on a pro rata basis up to an additional $25.0 million principal amount of the 2015 notes and an additional $25.0 million principal amount of the 2017 notes at the initial offering price less the underwriting discounts and commissions. The underwriters may exercise this option at any time within the 30-day period beginning on the date of this prospectus.

The underwriters propose to offer the notes initially at the offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of 1.425% of the principal amount per note. After the initial public offering the representatives may change the offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per 2015 Note		Per 2017 Note		Total
	Without	With	Without	With	Without	With
	Over-	Over-	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions payable by us	$23.75	$23.75	$23.75	$23.75	$9,500,000	$10,687,500
Expenses payable by us	$1.35	$1.20	$1.35	$1.20	$540,000	$540,000

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed that we will not offer, sell, pledge, contract to sell or otherwise dispose of, contract to purchase or grant any option, right or warrant to purchase directly or indirectly, enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, or file with the SEC a registration statement (other than a registration statement relating to our employee stock plans in effect on the date of this prospectus) under the Securities Act relating to, any securities substantially similar to the 2015 notes or the 2017 notes, shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus, subject to certain exceptions, including an exception that permits us to issue options under our existing stock option plans and shares upon exercise of outstanding options and an exception that permits the issuance of shares of our common stock, or options or warrants to purchase shares of our common stock, in exchange for the assets of, or a controlling equity interest in, another entity in connection with the acquisition by us of such entity, provided, this exception is not available until the 30th day after the date of this prospectus and prior to the issuance of such shares, options or warrants, each recipient of such shares, options or warrants enters into a lock-up agreement substantially similar to the lock-up agreement that our directors and officers have executed.

Our directors and executive officers have agreed, subject to certain exceptions, including exceptions that permit our directors and executive officers to make certain gifts, make certain transfers to family members or trusts, to dispose of an aggregate of 75,000 shares of our common stock each and to enter into a Rule 10b5-1 selling plan (but not to sell or otherwise dispose of any shares of our common stock pursuant to such Rule 10b5-1 selling plan during the lock-up period described below), that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or such other securities, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or make any demand for or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 60 days after the date of this prospectus.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

Certain of the underwriters and their affiliates have performed or may perform investment banking and financial advisory services for us from time to time, for which they have or will receive customary compensation.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of the notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of the notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing notes in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the notes to close out the short position, the underwriters will consider, among other things, the price of the notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the notes who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the notes until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require ADC or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to ADC; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

All of the foregoing restrictions relating to the notes offered hereby also apply to the common stock issuable upon conversion of the notes.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE SECURITIES

The validity of the notes and of the shares of common stock issuable upon conversion of the notes will be passed upon for ADC by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain matters will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The consolidated financial statements of ADC Telecommunications, Inc. appearing in ADC Telecommunications, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2007 (including the schedule appearing therein), and the effectiveness of ADC Telecommunications, Inc.’s internal control over financial reporting as of October 31, 2007 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule and ADC Telecommunications, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of The NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of our public filings at The NASDAQ Stock Market, you should call 1-212-401-8700.

We have filed with the SEC a registration statement on Form S-3 to register the notes offered hereby and the shares of common stock issuable upon conversion of the notes. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement or the exhibits and schedules to the registration statement. For further information regarding ADC Telecommunications, Inc., investors should refer to the registration statement and its exhibits and schedules. The registration statement is available at the SEC web site at http://www.sec.gov. A copy of the registration statement may also be inspected, without charge, at the offices of the SEC at the address listed above.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede more dated information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial filing of the registration statement of which this prospectus is a part and before the completion of the offering of all notes offered hereunder or the filing of a post-effective amendment that deregisters all notes then remaining unsold:

•	our Annual Report on Form 10-K for the year ended October 31, 2007;

•	our current reports on Form 8-K filed on November 15, 2007 and November 16, 2007; and

•	the description of our common stock and preferred stock purchase rights included in our registration statements on Form 8-A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (excluding exhibits to those documents unless they are specifically incorporated by reference into those documents) at no cost, by writing or telephoning us at the following address and phone number:

ADC Investor Relations
P.O. Box 1101
Minneapolis, MN 55440-1101
(952) 917-0991